Exhibit 99.3

Franco Nevada

Franco-Nevada
Franco-Nevada

2023

FINANCIAL STATEMENTS

Management’s Report On Internal Control Over Financial Reporting

Franco-Nevada Corporation’s (“Franco-Nevada” or the “Company”) management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in rules 13a-15(f) and 15d-15(f) under the United States Securities Exchange Act of 1934, as amended.

Franco-Nevada’s management, with the participation of its President & Chief Executive Officer and its Chief Financial Officer, assessed the effectiveness of the Company’s internal control over financial reporting as at December 31, 2023. Franco-Nevada’s management conducted an evaluation of the Company’s internal control over financial reporting based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on this assessment, management, including the President & Chief Executive Officer and the Chief Financial Officer, concluded that the Company's internal control over financial reporting is effective as of December 31, 2023.

The effectiveness of the Company’s internal control over financial reporting as at December 31, 2023 has been audited by PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm, as stated in their report appearing herein.

/s/Paul Brink	/s/Sandip Rana
Paul Brink	Sandip Rana
President & Chief Executive Officer	Chief Financial Officer

March 5, 2024

2023 Financial Statements	2

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of Franco-Nevada Corporation

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated statements of financial position of Franco-Nevada Corporation and its subsidiaries (together, the Company) as of December 31, 2023 and 2022, and the related consolidated statements of (loss) income and comprehensive (loss) income, of changes in shareholders’ equity and of cash flows for the years then ended, including the related notes (collectively referred to as the consolidated financial statements). We also have audited the Company’s internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and its financial performance and its cash flows for the years then ended in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control – Integrated Framework (2013) issued by the COSO.

Basis for Opinions

The Company’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company’s internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also

PricewaterhouseCoopers LLP

PwC Tower, 18 York Street, Suite 2500, Toronto, Ontario, Canada M5J 0B2

T: +1 416 863 1133, F: +1 416 365 8215, ca_toronto_18_york_fax@pwc.com

“PwC” refers to PricewaterhouseCoopers LLP, an Ontario limited liability partnership.

included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matters

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit and risk committee and that (i) relates to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Assessment of indicators of impairment or impairment reversal of royalty, stream and working interests

As described in Notes 2, 3 and 9 to the consolidated financial statements, the Company’s royalty, stream and working interests carrying value was $4,027.1 million as of December 31, 2023. Management assesses at the end of each reporting period whether there are any indicators that the carrying value may not be recoverable or that an impairment loss previously recognized may no longer exist that gives rise to the requirement to conduct an impairment or impairment reversal analysis. Impairment or impairment reversal is assessed at the cash-generating unit (CGU) level, which is usually at the individual royalty, stream or working interest level for each property from which independent cash inflows are generated. Management uses significant judgment when assessing whether there are indicators of impairment or impairment reversal, including, but not limited to, significant adverse change in operator reserve and resource estimates, operating status, permitting and concession rights, industry or economic trends, current or forecast commodity prices, and other relevant operator information. For certain energy interests, management uses reserve reports prepared by independent reserve engineers or other qualified parties engaged by the Company (management’s specialists).

The principal considerations for our determination that performing procedures relating to the assessment of indicators of impairment or impairment reversal of royalty, stream and working interests is a critical audit matter are (i) the significant judgment by management when assessing whether there were indicators of impairment or impairment reversal which would require an impairment or impairment reversal analysis to be performed, and (ii) a high degree of auditor judgment, subjectivity and effort in evaluating management’s assessment of indicators of impairment or impairment reversal related to significant adverse change in operator reserve and resource estimates, operating status, permitting and concession rights, industry or economic trends, current or forecast commodity prices and other relevant operator information.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management’s assessment of indicators of impairment or impairment reversal of royalty, stream and working interests. These procedures also included, among others, evaluating the reasonableness of management’s assessment of indicators of impairment or impairment reversal for a sample of royalty, stream and working interests, related to significant adverse change in operator reserve and resource estimates, operating status, permitting and concession rights, industry or economic trends, current or forecast commodity prices and other relevant operator information by considering (i) current and past performance of royalty, stream and working interests; (ii) consistency with external market and industry data; (iii) publicly disclosed or other relevant information by operators of royalty, stream and working interests; and (iv) consistency with evidence obtained in other areas of the audit. For certain energy interests, the work of management’s specialists was used in performing the procedures to evaluate the reasonableness of management’s assessment of indicators of impairment or impairment reversal related to significant changes in reserve estimates. As a basis for using this work, management’s specialists’ qualifications were understood and the Company’s relationship with management’s specialists was assessed. The procedures performed also included evaluation of the methods and assumptions used by management’s specialists, tests of the data used by management’s specialists, and an evaluation of management’s specialists’ findings.

/s/PricewaterhouseCoopers LLP

Chartered Professional Accountants, Licensed Public Accountants

Toronto, Canada

March 5, 2024

We have served as the Company’s auditor since 2007.

Franco-Nevada Corporation

Consolidated Statements of Financial Position

(in millions of U.S. dollars)

	At December 31,	At December 31,
	2023	2022
ASSETS
Cash and cash equivalents (Note 5)	$1,421.9	$1,196.5
Receivables	111.0	135.7
Gold bullion, prepaid expenses and other current assets (Note 8)	82.4	50.9
Current assets	$1,615.3	$1,383.1

Royalty, stream and working interests, net (Note 9)	$4,027.1	$4,927.5
Investments (Note 6)	254.5	227.2
Loans receivable (Note 7)	24.8	—
Deferred income tax assets (Note 18)	37.0	39.9
Other assets (Note 10)	35.4	49.1
Total assets	$5,994.1	$6,626.8

LIABILITIES
Accounts payable and accrued liabilities (Note 11)	$30.9	$43.1
Current income tax liabilities	8.3	7.1
Current liabilities	$39.2	$50.2

Deferred income tax liabilities (Note 18)	$180.1	$153.0
Other liabilities	5.7	6.0
Total liabilities	$225.0	$209.2

SHAREHOLDERS’ EQUITY
Share capital (Note 19)	$5,728.2	$5,695.3
Contributed surplus	20.6	15.6
Retained earnings	212.3	940.4
Accumulated other comprehensive loss	(192.0)	(233.7)
Total shareholders’ equity	$5,769.1	$6,417.6
Total liabilities and shareholders’ equity	$5,994.1	$6,626.8

Commitments and contingencies (Notes 24 and 25)
Subsequent events (Note 26)

The accompanying notes are an integral part of these consolidated financial statements.

Approved by the Board of Directors and authorized for issue on March 5, 2024.

/s/David Harquail	/s/Jennifer Maki
David Harquail	Jennifer Maki
Director	Director

2023 Financial Statements	6

Franco-Nevada Corporation

Consolidated Statements of (Loss) Income and Comprehensive (Loss) Income

(in millions of U.S. dollars and shares, except per share amounts)

	2023	2022
Revenue (Note 13)	$1,219.0	$1,315.7

Costs of sales
Costs of sales (Note 14)	$179.3	$176.9
Depletion and depreciation	273.1	286.2
Total costs of sales	$452.4	$463.1
Gross profit	$766.6	$852.6

Other operating expenses (income)
General and administrative expenses	$24.5	$22.5
Share-based compensation expenses (Note 15)	4.4	10.1
Impairment losses (Note 9)	1,173.3	—
Gain on sale of royalty interest (Note 9)	(3.7)	—
Gain on sale of gold bullion	(3.9)	(0.7)
Total other operating expenses	$1,194.6	$31.9
Operating (loss) income	$(428.0)	$820.7
Foreign exchange gain and other income	$14.4	$3.6
(Loss) income before finance items and income taxes	$(413.6)	$824.3

Finance items (Note 17)
Finance income	$52.3	$12.6
Finance expenses	(2.9)	(3.2)
Net (loss) income before income taxes	$(364.2)	$833.7

Income tax expense (Note 18)	102.2	133.1
Net (loss) income	$(466.4)	$700.6

Other comprehensive income (loss), net of taxes

Items that may be reclassified subsequently to profit and loss:
Currency translation adjustment	$34.8	$(92.0)

Items that will not be reclassified subsequently to profit and loss:
Gain (loss) on changes in the fair value of equity investments at fair value through other comprehensive income ("FVTOCI"),
net of income tax (Note 6)	7.3	(36.7)
Other comprehensive income (loss), net of taxes	$42.1	$(128.7)

Comprehensive (loss) income	$(424.3)	$571.9

(Loss) earnings per share (Note 20)
Basic	$(2.43)	$3.66
Diluted	$(2.43)	$3.65
Weighted average number of shares outstanding (Note 20)
Basic	192.0	191.5
Diluted	192.3	191.9

The accompanying notes are an integral part of these consolidated financial statements.

2023 Financial Statements	7

Franco-Nevada Corporation

Consolidated Statements of Cash Flows

(in millions of U.S. dollars)

	2023	2022
Cash flows from operating activities
Net (loss) income	$(466.4)	$700.6
Adjustments to reconcile net (loss) income to net cash provided by operating activities:
Depletion and depreciation	273.1	286.2
Share-based compensation expenses	5.5	8.2
Changes in fair value of financial instruments	(11.3)	(0.4)
Impairment losses	1,173.3	—
Gain on sale of royalty interest	(3.7)	—
Unrealized foreign exchange (gain) loss	(2.8)	3.3
Deferred income tax expense	26.6	37.4
Other non-cash items	(3.7)	(3.1)
Acquisition of gold bullion	(56.2)	(46.7)
Proceeds from sale of gold bullion	36.8	51.6
Changes in other assets	13.9	(26.7)
Operating cash flows before changes in non-cash working capital	$985.1	$1,010.4
Changes in non-cash working capital:
Decrease (increase) in receivables	$24.7	$(15.9)
Increase in prepaid expenses and other	(8.0)	(3.2)
(Decrease) increase in current liabilities	(10.6)	8.2
Net cash provided by operating activities	$991.2	$999.5

Cash flows used in investing activities
Acquisition of royalty, stream and working interests	$(520.0)	$(139.6)
Proceeds from sale of royalty interest	7.0	—
Acquisition of investments	(9.8)	(48.5)
Proceeds from sale of investments	2.0	1.8
Investment in loan receivable	(18.7)	—
Proceeds from loan receivable	—	42.7
Acquisition of energy well equipment	(1.6)	(1.9)
Net cash used in investing activities	$(541.1)	$(145.5)

Cash flows used in financing activities
Payment of dividends	$(233.0)	$(197.6)
Proceeds from exercise of stock options	2.9	9.5
Credit facility amendment costs	—	(0.9)
Net cash used in financing activities	$(230.1)	$(189.0)
Effect of exchange rate changes on cash and cash equivalents	$5.4	$(7.8)
Net change in cash and cash equivalents	$225.4	$657.2
Cash and cash equivalents at beginning of year	$1,196.5	$539.3
Cash and cash equivalents at end of year	$1,421.9	$1,196.5

Supplemental cash flow information:
Income taxes paid	$88.1	$95.1
Dividend income received	$13.2	$19.7
Interest and standby fees paid	$2.3	$2.4

The accompanying notes are an integral part of these consolidated financial statements.

2023 Financial Statements	8

Franco-Nevada Corporation

Consolidated Statements of Changes in Shareholders’ Equity

(in millions of U.S. dollars)

			Accumulated
			other
	Share capital	Contributed	comprehensive	Retained
	(Note 19)	surplus	loss	earnings	Total equity
Balance at January 1, 2022	$5,628.5	$16.1	$(104.3)	$484.9	$6,025.2
Net income	—	—	—	700.6	700.6
Other comprehensive loss, net of taxes	—	—	(128.7)	—	(128.7)
Total comprehensive income					$571.9

Exercise of stock options	$12.2	$(2.7)	$—	$—	$9.5
Share-based payments	—	8.6	—	—	8.6
Vesting of restricted share units	6.4	(6.4)	—	—	—
Transfer of gain on disposal of equity investments at FVTOCI	—	—	(0.7)	0.7	—
Dividend reinvestment plan	48.2	—	—	—	48.2
Dividends declared	—	—	—	(245.8)	(245.8)
Balance at December 31, 2022	$5,695.3	$15.6	$(233.7)	$940.4	$6,417.6

Balance at January 1, 2023	$5,695.3	$15.6	$(233.7)	$940.4	$6,417.6
Net loss	—	—	—	(466.4)	(466.4)
Other comprehensive income, net of taxes	—	—	42.1	—	42.1
Total comprehensive loss					$(424.3)

Exercise of stock options	$3.8	$(0.9)	$—	$—	$2.9
Share-based payments	—	5.9	—	—	5.9
Transfer of gain on disposal of equity investments at FVTOCI	—	—	(0.4)	0.4	—
Dividend reinvestment plan	29.1	—	—	—	29.1
Dividends declared	—	—	—	(262.1)	(262.1)
Balance at December 31, 2023	$5,728.2	$20.6	$(192.0)	$212.3	$5,769.1

The accompanying notes are an integral part of these consolidated financial statements.

2023 Financial Statements	9

Franco-Nevada Corporation

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023 and 2022

(expressed in millions of U.S. dollars, except per share amounts, unless otherwise noted)

Note 1 – Corporate Information

Franco-Nevada Corporation is incorporated under the Canada Business Corporations Act. Franco-Nevada Corporation and its wholly-owned subsidiaries (together “Franco-Nevada” or the “Company”) is a royalty and stream company focused on precious metals (gold, silver, and platinum group metals) and has a diversity of revenue sources. The Company owns a portfolio of royalty, stream and working interests, covering properties at various stages, from production to early exploration located in South America, Central America & Mexico, United States, Canada, Australia, Europe and Africa.

The Company’s shares are listed on the Toronto Stock Exchange and the New York Stock Exchange and the Company is domiciled in Canada. The Company’s head and registered office is located at 199 Bay Street, Suite 2000, Toronto, Ontario, Canada.

Note 2 – Material Accounting Policy Information

(a)	Statement of Compliance

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IASB”) (“IFRS Accounting Standards”) under the historical cost convention, except for equity investments, loans receivable, warrants and receivables from provisionally priced concentrate sales which are measured at fair value. These consolidated financial statements were authorized for issuance by the Board of Directors on March 5, 2024.

(b)	Principles of Consolidation

The consolidated financial statements include the accounts of the Company.

(i)	Subsidiaries

These consolidated financial statements include the accounts of Franco-Nevada and its subsidiaries. All intercompany accounts, transactions, income and expenses, and profits or losses have been eliminated on consolidation. The Company consolidates subsidiaries where it has the ability to exercise control. Control of an investee is defined to exist when the Company is exposed to variable returns from its involvement in the investee and has the ability to affect those returns through its power over the investee. Specifically, the Company controls an investee if, and only if, it has all of the following: power over the investee (i.e. existing rights that give the Company the current ability to direct the relevant activities of the investee); exposure, or rights, to variable returns from its involvement with the investee; and the ability to use its power over the investee to affect its returns. Control is presumed to exist where the Company owns more than one half of the voting rights unless it can be demonstrated that ownership does not constitute control. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Company controls another entity. Subsidiaries are fully consolidated from the date on which control is transferred to the Company. They are de-consolidated from the date that control ceases.

The financial statements of the subsidiaries are prepared for the same reporting period as the parent company, using consistent accounting policies. The consolidated financial statements include all assets, liabilities, revenues, expenses and cash flows of the Company and its subsidiaries after eliminating intercompany transactions.

2023 Financial Statements	10

Franco-Nevada Corporation

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023 and 2022

(expressed in millions of U.S. dollars, except per share amounts, unless otherwise noted)

The principal subsidiaries of the Company and their geographic locations at December 31, 2023 were as follows:

Entity	Jurisdiction	Economic Interest
Franco-Nevada U.S. Corporation	Delaware	100%
Franco-Nevada (Barbados) Corporation	Barbados	100%
Franco-Nevada Australia Pty Ltd.	Australia	100%
Franco-Nevada Delaware LLC	Delaware	100%
Franco-Nevada Texas LP	Texas	100%
Minera Global Copper Chile S.A.	Chile	100%

All the above entities are classified as subsidiaries of the Company. There are no significant restrictions on the Company’s ability to access or use assets or settle liabilities of its subsidiaries.

(ii)	Joint Arrangements

A joint arrangement is defined as an arrangement over which two or more parties have joint control, which is the contractually agreed sharing of control over an arrangement. This exists only when the decisions about relevant activities (being those that significantly affect the returns of the arrangement) require unanimous consent of the parties sharing control. There are two types of joint arrangement, joint operations (“JO”) and joint ventures (“JV”).

A JO is a joint arrangement whereby the parties that have joint control of the arrangement have rights to the assets and obligations for the liabilities, relating to the arrangement. In relation to the Company’s interests in any JO, the Company recognizes its share of any assets, liabilities, revenues and expenses of the JO.

The Company’s JO arrangements are as follows:

●	The Company participates in a strategic relationship with Continental Resources, Inc. (“Continental”), to jointly acquire mineral rights within Continental’s areas of operation. The mineral interests are acquired through a royalty acquisition entity, The Mineral Resource Company II, LLC (“TMRC II”), in which the Company holds an economic interest of 49.9%. The Company funds 80% of the contributions to TMRC II, with the remainder funded by Continental. The Company determined that it has joint control over TMRC II given that decisions about relevant activities require unanimous consent of the parties to the joint arrangement. The Company further determined that the joint arrangement is a JO, based on the terms of the contractual agreement which specify how revenues and expenses are shared between the parties.
●	The Company also participates in joint operations with respect to energy working interests but does not have joint control. A working interest is an ownership position in the energy property and related operating assets, whereby the Company is liable for its proportionate share of gross costs of capital and operations based on information received from the operator.

A JV is a joint arrangement whereby the parties that have joint control of the arrangement have rights to the net assets of the joint arrangement. The assets, liabilities, revenues and expenses of a JV are accounted for using the equity method. The Company does not have any JV arrangements.

(c)	Business Combinations

On the acquisition of a business, the acquisition method of accounting is used whereby the purchase consideration is allocated to the identifiable assets, liabilities and contingent liabilities (identifiable net assets) of the business on the basis of the fair value at the date of acquisition. Provisional fair values allocated at a reporting date are finalized as soon as the relevant information is available, which period shall not exceed twelve months from the acquisition date and are adjusted to reflect the transaction as of the acquisition date.

The results of businesses acquired during the period are consolidated into the consolidated financial statements from the date on which control commences at the date of acquisition and taken out of the consolidated financial statements from the date on which control ceases.

2023 Financial Statements	11

Franco-Nevada Corporation

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023 and 2022

(expressed in millions of U.S. dollars, except per share amounts, unless otherwise noted)

When all or part of the purchase consideration is contingent on future events, the cost of the acquisition initially recorded includes an estimate of the fair value of the contingent liability amounts expected to be payable in the future. The cost of acquisition is adjusted when revised estimates are made, with corresponding adjustments made to the consolidated statement of (loss) income and comprehensive (loss) income.

When a business is acquired in a number of stages, the cost of each stage is compared with the fair value of the identifiable net assets at the date of that purchase. When the cost of the acquisition exceeds the fair values of the identifiable net assets acquired, the difference is recorded as goodwill. If the fair value attributable to the Company’s share of the identifiable net assets exceeds the cost of acquisition, the difference is recognized as a gain in the consolidated statement of (loss) income and comprehensive (loss) income. Acquisition costs are expensed.

(d)	Currency Translation
(i)	Functional and Presentation Currency

The functional currency for each entity within the Franco-Nevada group is the currency of the primary economic environment in which it operates.

These consolidated financial statements are expressed in United States dollars, which is the functional currency of the majority of the subsidiaries. The parent Company’s functional currency is the Canadian dollar. The U.S. dollar is used as the presentation currency of the Company to ensure comparability with the Company’s peers. References herein to C$ are to Canadian dollars.

(ii)	Foreign Currency Transactions and Balances

Foreign currency transactions are translated into the functional currency of the respective subsidiary, using the exchange rate prevailing at the dates of the transaction (spot exchange rates). Foreign exchange gains and losses resulting from the settlement of such transactions and the re-measurement of monetary items at the date of the consolidated statements of financial position are recognized in net (loss) income. Non-monetary items measured at historical cost are translated into the functional currency using the exchange rate at the date of the transaction.

The results and financial position of the subsidiaries that have a functional currency different from the presentation currency are translated into U.S. dollars, the group’s presentation currency, as follows:

●	assets and liabilities for each subsidiary are translated at the closing exchange rate at the date of the balance sheet;
●	income and expenses for each subsidiary are translated at the average exchange rates during the period; and
●	all resulting exchange differences are charged/credited to the currency translation adjustment in other comprehensive income (loss).
(e)	Royalty, Stream and Working Interests

Royalty, stream and working interests consist of acquired royalty interests, stream metal purchase agreements, and working interests in producing, advanced and exploration stage properties. Royalty, stream and working interests are recorded at cost and capitalized as tangible assets with finite lives. They are subsequently measured at cost less accumulated depletion and accumulated impairment losses and reversals. The cost of royalty, stream and working interests is determined by reference to the cost model under IAS 16 Property, Plant and Equipment (“IAS 16”). The major categories of the Company’s interests are producing, advanced and exploration. Producing assets are those that have generated revenue from steady-state operations for the Company or are expected to in the next year. Advanced assets are interests on projects which are not yet producing, but where in management’s view, the technical feasibility and commercial viability of extracting a mineral resource are demonstrable. Exploration assets represent interests on projects where technical feasibility and commercial viability of extracting a mineral resource are not demonstrable. Royalty, stream and working interests for producing and advanced assets are recorded at cost and capitalized in accordance with IAS 16, while exploration assets are recorded and capitalized in accordance with IFRS 6 Exploration for and Evaluation of Mineral Resources (“IFRS 6”).

2023 Financial Statements	12

Franco-Nevada Corporation

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023 and 2022

(expressed in millions of U.S. dollars, except per share amounts, unless otherwise noted)

Management uses the following criteria in its assessment of technical feasibility and commercial viability:

(i)	Geology: there is a known mineral deposit which contains mineral reserves or resources; or the project is adjacent to a mineral deposit that is already being mined or developed and there is sufficient geologic certainty of converting the deposit into mineral reserves or resources.
(ii)	Accessibility and authorization: there are no significant unresolved issues impacting the accessibility and authorization to develop or mine the mineral deposit, and social, environmental and governmental permits and approvals to develop or mine the mineral deposit appear obtainable.

Producing mineral royalty and stream interests are depleted using the units-of-production method over the life of the property to which the interest relates. The life of the property is estimated using life of mine models specifically associated with the mineral royalty or stream properties which include proven and probable reserves and may include a portion of resources expected to be converted into reserves. Where life of mine models are not available, the Company uses publicly available statements of reserves and resources for the mineral royalty or stream properties to estimate the life of the property and portion of resources that the Company expects to be converted into reserves covered by the agreement. Where life of mine models and publicly available reserve and resource statements are not available, depletion is based on the Company’s best estimate of the volumes to be produced and delivered under the contract. The Company relies on information available to it under contracts with operators and/or public disclosures for information on reserves and resources from the operators of the producing mineral and stream interests.

Producing energy interests are depleted using the units-of-production method over the life of the property to which the interest relates, which is estimated using available estimated proved and probable reserves specifically associated with the energy properties. For energy interests, management uses reserve reports prepared by independent reserve engineers or other qualified parties engaged by the Company.

On acquisition of a producing royalty, stream or working interest, an allocation of its fair value is attributed to the exploration potential of the interest. The estimated fair value of this acquired exploration potential is recorded as an asset (non-depletable interest) on the acquisition date. Updated reserve and resource information obtained from the operators of the royalty, stream or working interest properties is used to determine the amount to be converted from non-depletable interest to depletable interest. If the cost of a royalty, stream or working interest includes contingent consideration, the contingent consideration is capitalized as part of the cost of the interest when the underlying obligating event has occurred.

Acquisition costs of advanced and exploration stage royalty, stream and working interests are capitalized and are not depleted until such time as revenue-generating activities begin. The Company may receive advance minimum payments prior to the commencement of production on some of its interests. In these circumstances, the Company would record the advance minimum payments as revenue from contracts with customers and depletion expense as described above, up to a maximum of the total of the advance minimum payment received.

(f)	Working Interests in Energy Properties

Acquired energy working interests are accounted for at cost and capitalized as tangible assets of developing or operating properties, or in accordance with IFRS 6 for exploration properties. For each energy property on which the Company has a working interest, the Company bears its proportionate share of the gross costs of capital and operations based on information received from the operator. Such capital costs are capitalized to energy well equipment which is a component of other assets on the statement of financial position.

Capitalized costs, other than those related to energy well equipment, are depreciated when the asset is available for its intended use on a units-of-production basis, whereby the denominator is the proven and probable reserves associated with the energy properties. For energy well equipment, capitalized costs are depreciated by application of a 25% declining balance method.

(g)	Impairment of Non-Financial Assets

Producing and advanced mineral, stream and working interests are reviewed for impairment if there is any indication that the carrying amount may not be recoverable. Impairment is assessed at the level of cash-generating units (“CGUs”) which, in accordance with IAS 36 Impairment of Assets (“IAS 36”), are identified as the smallest identifiable group of assets from which independent cash flows are generated. This is usually at the individual royalty, stream, or working interest level for each property from which independent cash inflows are generated.

2023 Financial Statements	13

Franco-Nevada Corporation

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023 and 2022

(expressed in millions of U.S. dollars, except per share amounts, unless otherwise noted)

An impairment loss is recognized for the amount by which the asset’s carrying value exceeds its recoverable amount, which is the higher of fair value less costs of disposal (“FVLCD”) and value-in-use (“VIU”). The future cash flow expected is derived using estimates of proven and probable reserves, a portion of resources that is expected to be converted into reserves and information regarding the mineral, stream and energy properties, respectively, that could affect the future recoverability of the Company’s interests. Discount factors are determined individually for each asset and reflect their respective risk profiles. In certain circumstances, the Company may use a market approach in determining the recoverable amount which may include an estimate of (i) net present value of estimated future cash flows; (ii) dollar value per ounce or pound of reserve/resource; (iii) cash-flow multiples; and/or (iv) market capitalization of comparable assets. Impairment losses are charged to the royalty, stream or working interest and any associated energy well equipment in the case of working interests. Assets are subsequently reassessed for indications that an impairment loss previously recognized may no longer exist. An impairment loss is reversed if the conditions that gave rise to the recognition of an impairment loss are subsequently reversed and the asset’s recoverable amount exceeds its carrying amount. Impairment losses can be reversed only to the extent that the recoverable amount does not exceed the carrying value that would have been determined had no impairment been recognized previously.

Gold bullion and prepaid expenses are similarly assessed for impairment whenever indicators of impairment exist in accordance with IAS 36. An impairment loss is recognized for the amount by which the asset’s carrying value exceeds its recoverable amount, which is the higher of FVLCD and VIU.

Interests classified as exploration are assessed for impairment whenever indicators of impairment exist in accordance with IFRS 6. An impairment loss is recognized for the amount by which the asset’s carrying value exceeds its recoverable amount, which is the higher of FVLCD and VIU. An interest that has previously been classified as exploration is also assessed for impairment before reclassification to either advanced or producing, and the impairment loss, if any, is recognized in net (loss) income.

(h)	Financial Instruments

Financial assets and financial liabilities are recognized on the Company’s statement of financial position when the Company has become a party to the contractual provisions of the instrument. Financial assets are derecognized when the rights to receive cash flows from the assets have expired or have been transferred and the Company has transferred substantially all risks and rewards of ownership. The Company’s financial instruments consist of cash and cash equivalents, receivables, accounts payable, accrued liabilities, debt, and investments, including equity investments, loans receivable, and warrants. Financial instruments are recognized initially at fair value.

Under the IFRS 9 Financial Instruments (“IFRS 9”) model for classification the Company has classified its financial assets as described below.

(i)	Cash and Cash Equivalents

Cash and cash equivalents comprise cash on hand, deposits held with banks and other short-term highly liquid investments with original maturities of three months or less. Cash and cash equivalents are recorded at amortized cost using the effective interest method.

(ii)	Receivables

Receivables, other than those related to stream agreements with provisional pricing mechanisms, are classified as financial assets at amortized cost and measured using the effective interest method less any impairment loss allowance. The loss allowance for receivables is measured based on lifetime expected credit losses.

(iii)	Investments

Investments comprise equity interests in publicly-traded and privately-held entities, warrants, marketable securities with original maturities at the date of the purchase of more than three months and a loan receivable.

The Company’s equity investments are held for strategic purposes and not for trading. The Company made an irrevocable election to designate these investments in common shares at fair value through other comprehensive income (“FVTOCI”). FVTOCI investments are recognized initially at fair value plus transaction costs. Subsequent to initial recognition, FVTOCI investments are measured at fair value and changes in the fair value are recognized directly in other comprehensive income (loss). When an equity investment at FVTOCI is sold, the accumulated gains or losses are reclassified from accumulated other comprehensive income (loss) directly to retained earnings.

Translation differences on equity securities classified as FVTOCI are included in other comprehensive income (loss).

2023 Financial Statements	14

Franco-Nevada Corporation

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023 and 2022

(expressed in millions of U.S. dollars, except per share amounts, unless otherwise noted)

Derivative instruments, such as warrants and receivables related to stream agreements with provisional pricing mechanisms, are classified as fair value through profit and loss (“FVTPL”) and are recognized initially at fair value. Subsequent to initial recognition, derivatives are measured at fair value. In the case of receivables related to stream agreements with provisional pricing, once the final settlement price is determined the financial instrument is no longer a derivative and is classified as a financial asset at amortized cost. Changes in the fair value of receivables related to stream agreements with provisional pricing mechanisms are recognized in revenue in the statement of (loss) income and comprehensive (loss) income. Changes in fair value of warrants are recognized as other income (expenses) in the statement of (loss) income and comprehensive (loss) income.

Loans receivable that are held for collection of contractual cash flows and where those cash flows represent solely payments of principal and interest are classified as financial assets at amortized cost. Loans are measured at amortized cost using the effective interest method, less any impairment loss allowance. The impairment loss allowance for the loan receivable is measured based on expected credit losses under the general approach. Interest income is recognized by applying the effective interest rate method and presented as finance income in the statement of (loss) income and comprehensive (loss) income.

Loans receivable that are held for collection of contractual cash flows but where those cash flows do not represent solely payments of principal and interest are classified as financial assets at FVTPL. Loans receivable that are classified at FVTPL are initially recognized at the equivalent of cash consideration paid. Subsequent to initial recognition, the loans receivable are measured at fair value. Changes in the fair values of the loans receivable are recognized as other income (expenses) in the statement of (loss) income and comprehensive (loss) income.

(iv)	Financial Liabilities

Financial liabilities, including accounts payable, accrued liabilities and debt, are classified as financial liabilities to be subsequently measured at amortized cost using the effective interest method.

(i)	Revenue Recognition

The Company generates revenue from contracts with customers under each of its royalty, stream and working interests. The Company has determined that each unit of a commodity that is delivered to a customer under a royalty, stream, or working interest arrangement is a performance obligation for the delivery of a good that is separate from each other unit of the commodity to be delivered under the same arrangement.

(i)	Stream Arrangements

Under its stream arrangements, the Company acquires commodities from operators of mining properties on which the Company has stream interests. The Company sells the commodities received under these arrangements to its customers under separate sales contracts.

For those stream arrangements where the Company acquires refined metal from the operator, the Company sells the refined metal to third party financial institutions or brokers. The Company transfers control over the commodity on the date the commodity is delivered to the customer’s metal account, which is the date that title to the commodity and the risks and rewards of ownership transfer to the customer and the customer is able to direct the use of and obtain substantially all of the benefits from the commodity. The transaction price for these sales is fixed at the delivery date based on the spot price for the commodity and payment of the transaction price is generally due immediately when control has been transferred.

For those stream arrangements where the Company acquires the commodities in concentrate form from the operator, the Company sells the concentrate under sales contracts with independent smelting companies. The Company transfers control over the concentrate at the time of shipment, which is when the risks and rewards of ownership and title pass to the independent smelting company. The final prices for metals contained in the concentrate are determined based on the market price for the metals on a specified future date after shipment. Upon transfer of control at shipment, the Company records revenue and a corresponding receivable from these sales based on forward commodity prices at the time of shipment.

Variations between the price recorded at the transfer of control and the actual final price set under the contracts with the smelting companies are caused by changes in market commodity prices, and result in an embedded derivative in the receivable. The embedded derivative is recorded at fair value each period until final settlement occurs, with changes in fair value classified as provisional price adjustments and included as a component of stream revenue. These provisional price adjustments associated with concentrate sales are not considered to be revenue from contracts with customers as they arise from changes in market commodity prices.

2023 Financial Statements	15

Franco-Nevada Corporation

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023 and 2022

(expressed in millions of U.S. dollars, except per share amounts, unless otherwise noted)

(ii)	Royalty Arrangements

For royalty interests, the Company sells commodities to customers under contracts that are established by the operator of each mining or energy property on which the royalty interest is held. The Company recognizes revenue from these sales when control over the commodity transfers to the customer. This transfer of control generally occurs when the operator of the mining or energy property on which the royalty interest is held physically delivers the commodity to the customer. At this point in time, the risks and rewards of ownership have transferred to the customer and the Company has an unconditional right to payment.

Revenue from royalty arrangements is measured at the transaction price agreed in the royalty arrangement with the operator of each mining or energy property. The transaction price will reflect the gross value of the commodity sold less deductions that vary based on the terms of the royalty arrangement.

(iii)	Working Interest Arrangements

The Company sells its proportionate share of the crude oil, natural gas and natural gas liquids to third-party customers using the services of a third-party marketing agent. The Company transfers control over the oil and gas at the time it enters the pipeline system, which is when title and the risks and rewards of ownership are transferred to customers and the Company has an unconditional right to payment. Revenue is measured at the transaction price set by reference to monthly market commodity prices plus certain price adjustments. Price adjustments include product quality and transportation adjustments and market differentials.

(j)	Costs of Sales

Costs of sales includes various production taxes that are recognized with the related revenues and the Company’s share of the gross operating costs for the working interests in the energy properties.

For stream agreements, the Company purchases gold, silver or platinum group metals for a cash payment of the lesser of a set contractual price, subject to annual inflationary adjustments, and the prevailing market price per ounce of gold and/or silver when purchased. Under certain stream agreements, the Company purchases gold and/or silver for a cash payment that is a fixed percentage of the prevailing market price per ounce of gold and/or silver when purchased.

In certain instances, the Company purchases a fixed amount of gold by providing an initial deposit. The initial deposit is recorded as a prepaid gold asset and classified within current prepaid expenses and other assets or non-current other assets dependent on whether delivery will occur within 12 months of the reporting date. When gold is delivered to the Company it is recorded as inventory until such time as it is sold and the cost of the gold is recorded as a cost of sale.

(k)	Income Taxes

The income tax expense or recovery represents the sum of current and deferred income taxes.

Current income tax payable is based on taxable profit for the year. Taxable profit differs from net (loss) income as reported in the consolidated statement of (loss) income and comprehensive (loss) income because it excludes items of income or expense that are taxable or deductible in other years and it further excludes items that are never taxable or deductible. The Company’s liability for current tax is calculated by using tax rates and laws that have been enacted or substantively enacted at the statement of financial position date.

Deferred tax is the tax expected to be payable or recoverable on differences between the carrying amount of assets and liabilities in the consolidated financial statements and the corresponding tax bases used in the computation of taxable profit, and is accounted for using the statement of financial position liability method. Deferred tax liabilities are recognized for all taxable temporary differences and deferred tax assets are recognized to the extent that it is probable that taxable profits will be available against which deductible temporary differences can be utilized. Such assets and liabilities are not recognized if the temporary differences arise from initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit.

Deferred tax liabilities are recognized for taxable temporary differences arising on investments in subsidiaries, except where the Company is able to control the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future.

2023 Financial Statements	16

Franco-Nevada Corporation

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023 and 2022

(expressed in millions of U.S. dollars, except per share amounts, unless otherwise noted)

Deferred tax is calculated at the tax rates that are enacted or substantively enacted at the statement of financial position date and are expected to apply to the period when the deferred tax asset is realized or the liability is settled. Deferred tax is charged or credited in the consolidated statement of (loss) income and comprehensive (loss) income, except when it relates to items credited or charged directly to equity, in which case the deferred tax is also accounted for within equity.

The Company is subject to assessments by various taxation authorities, who may interpret tax legislation differently than the Company. The Company evaluates its exposure to uncertain tax positions and where it is probable that such exposure will materialize, recognizes a provision. Tax liabilities for uncertain tax positions are adjusted by the Company to reflect its best estimate of the probable outcome of assessments and in light of changing facts and circumstances, such as the completion of a tax audit, expiration of a statute of limitations, the refinement of an estimate, and interest accruals associated with the tax uncertain tax positions until they are resolved. Some of these adjustments require significant judgment in estimating the timing and amount of any additional tax expense.

(l)	Stock Options

The Company may issue equity-settled share-based payments to directors, officers, employees and consultants under the terms of its share compensation plan. Equity-settled share-based payments are measured at fair value at the date of grant. The fair value determined at the date of grant of equity-settled share-based payments is expensed over the expected service period with a corresponding change to contributed surplus and is based on the Company’s estimate of shares that will ultimately vest.

Fair value is measured by use of the Black-Scholes option pricing valuation model. The expected life used in the model is adjusted, based on management’s best estimate, for the effect of non-transferability, exercise restrictions and behavioural considerations. Expected volatility is estimated by considering historic average share price volatility. Any consideration paid or received upon the exercise of the stock options or purchase of shares is credited to share capital.

(m)	Restricted Share Units

The Company may grant performance-based or time-based restricted share units (“RSUs”) to officers and employees under the terms of its share compensation plan. When each RSU vests, the Company plans to settle every RSU with one common share of the parent company. The Company recognizes the fair value of the RSUs as share-based compensation expense which is determined with reference to the weighted average trading price of the Company’s common shares over the five trading days immediately preceding the date of issuance. The amount recognized reflects the number of awards for which the related service and non-market performance conditions associated with these awards are expected to be met. The Company expenses the fair value of the RSUs over the applicable service period, with a corresponding change in contributed surplus. Time-based RSUs vest over a three year period on the anniversary of the date of grant. For performance vesting conditions, the grant date fair value of the RSU is measured to reflect such conditions and this estimate is not updated between expected and actual outcomes. Performance-based RSUs vest at the end of a three year period following the achievement of certain performance criteria and are subject to a performance multiplier which may range from 0% to 150% of the value.

(n)	Deferred Share Units

Non-executive directors may choose to convert their directors’ fees into deferred share units (“DSUs”) under the terms of the Company’s deferred share unit plan (the “DSU Plan”). Directors must elect to convert their fees prior to January 1 of each year. The Company may also award DSUs to non-executive directors under the DSU Plan as compensation. When dividends are declared by the Company, directors are also credited with dividend equivalents in the form of additional DSUs based on the number of vested DSUs each director holds on the record date for the payment of a dividend. Retainer, conversion and dividend equivalent DSUs vest immediately. The fair value of DSUs at the time of conversion or award, as applicable, is determined with reference to the weighted average trading price of the Company’s common shares over the five trading days immediately preceding the date of conversion or award, as applicable. The fair value of the DSUs, which are settled in cash, is recognized as a share-based compensation expense with a corresponding increase in liabilities, over the service period. The fair value of the DSUs is marked to the quoted market price of the Company’s common shares at each reporting date with a corresponding change in the consolidated statement of (loss) income and comprehensive (loss) income. Participants are not allowed to redeem their DSUs until retirement or termination of directorship. The cash value of the DSUs at the time of redemption is equivalent to the market value of the Company’s common shares when redemption takes place.

2023 Financial Statements	17

Franco-Nevada Corporation

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023 and 2022

(expressed in millions of U.S. dollars, except per share amounts, unless otherwise noted)

(o)	Segment Reporting

The Company is engaged in the management and acquisition of royalties, streams and working interests in the mining and energy sectors. Operating segments are reported in a manner consistent with the internal reporting provided to the Chief Executive Officer (“CEO”) who fulfills the role of the chief operating decision-maker. The CEO is responsible for allocating resources and assessing performance of the Company’s operating segments.

(p)	Earnings per Share

Basic earnings per share is computed by dividing the net (loss) income by the weighted average number of common shares outstanding during each period. Diluted earnings per share reflects the effect of all potentially dilutive common share equivalents, which includes dilutive share options and restricted share units granted to employees and warrants computed using the treasury stock method.

New and Amended Standards Adopted by the Company

The following standards were effective and implemented for the annual period as of January 1, 2023.

Amendments to IAS 1 and IFRS Practice Statement 2 – Disclosure of Accounting Policies

The IASB amended IAS 1 Presentation of Financial Statements (“IAS 1) and IFRS Practice Statement 2 Making Materiality Judgements to require entities to disclose their material rather than their significant accounting policies. The amendments define what is ‘material accounting policy information’ and provides guidance on how entities apply the concept of materiality in making decisions about accounting policy disclosures.

There was no significant impact to the Company’s disclosure of accounting policies as a result of the amendments.

Amendments to IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors – Definition of Accounting Estimates

The IASB amended IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors (“IAS 8”). The amendments replace the definition of a change in accounting estimates with a definition of accounting estimates. Under the new definition, accounting estimates are “monetary amounts in financial statements that are subject to measurement uncertainty”. There was no significant impact to the current period or comparative periods presented as a result of these amendments.

Amendments to IAS 12 Income Taxes – Deferred Tax Related to Assets and Liabilities Arising from a Single Transaction

The IASB amended IAS 12 Income Taxes (“IAS 12”). The amendments introduce a further exception from the initial recognition exemption. Under the amendments, an entity does not apply the initial recognition exemption for transactions that give rise to equal taxable and deductible temporary differences. There was no significant impact on the Company’s consolidated financial statements as a result of these amendments.

International Tax Reform – Pillar Two Model Rules – Amendments to IAS 12, Income Taxes

On May 23, 2023, the IASB issued amendments to IAS 12 which introduce a mandatory temporary exception to accounting for deferred taxes arising from the jurisdictional implementation of the Organization for Economic Co-operation and Development (“OECD”) Pillar Two model rules, and disclosure requirements for affected entities to help users better understand an entity’s exposure to Pillar Two income taxes, particularly before its effective date.

Upon issuance of the amendment, the Company applied the temporary exception immediately and retrospectively. See note 18.

New Accounting Standards Issued But Not Yet Effective

Certain new accounting standards and interpretations have been published that are not mandatory for the current period and have not been early adopted. The amendments are effective for annual reporting periods beginning on or after January 1, 2024, with earlier application permitted.

Amendments to IAS 1 – Classification of Liabilities as Current or Non-current

The IASB issued amendments to IAS 1. The amendments clarify that the classification of liabilities as current or non-current is based on rights that are in existence at the end of the reporting period. Classification is unaffected by the entity’s expectation or events after the reporting date. Covenants of loan arrangements will affect the classification of a liability as current or non-current if the entity must comply with a covenant either before or at the reporting date, even if the covenant is only tested for compliance after the reporting date.

The amendments are not expected to have a significant impact on the Company's consolidated financial statements.

2023 Financial Statements	18

Franco-Nevada Corporation

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023 and 2022

(expressed in millions of U.S. dollars, except per share amounts, unless otherwise noted)

Note 3 – Significant Judgments, Estimates and Assumptions

The preparation of consolidated financial statements in accordance with IFRS Accounting Standards requires the Company to make judgments, estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Estimates and assumptions are continuously evaluated and are based on management’s best knowledge of the relevant facts and circumstances, having regard to previous experience. However, actual outcomes may differ from the amounts included in the consolidated financial statements.

In particular, the areas which require management to make significant judgments, estimates and assumptions in determining carrying values are:

Impairment and Reversal of Impairment of Royalty, Stream and Working Interests

Assessment of impairment and reversal of impairment of royalty, stream, working interests and energy well equipment at the end of each reporting period requires the use of judgments, assumptions and estimates when assessing whether there are any indicators that give rise to the requirement to conduct an impairment or impairment reversal analysis on the Company’s royalty, stream and working interests, and/or energy equipment. Indicators which could trigger an impairment or impairment reversal analysis include, but are not limited to, a significant adverse change in operator reserve and resource estimates, operating status, change in permitting and concession rights, industry or economic trends, current or forecast commodity prices, and other relevant operator information. The assessment of fair values requires the use of estimates and assumptions for recoverable production, long-term commodity prices, discount rates, reserve/resource conversion, foreign exchange rates, future capital expansion plans and the associated attributable production implications. In addition, the Company may use other approaches in determining fair value which may include judgment and estimates related to (i) dollar value per ounce or pound of reserve/resource; (ii) cash-flow multiples; and (iii) market capitalization of comparable assets. Changes in any of the assumptions and estimates used in determining the fair value of the royalty, stream or working interests, or energy well equipment could impact the impairment or impairment reversal analysis.

The Company has two precious metal streams in reference to production from the Cobre Panama mine, located in Panama and operated by Minera Panama, S.A. (“MPSA”), a subsidiary of First Quantum Minerals Ltd. (“First Quantum”). At December 31, 2023, the Company carried out an impairment assessment of the recoverable amount of its Cobre Panama CGU. The recoverable amount, in accordance with IAS 36, was determined to be nil at December 31, 2023, based on the halting of production and the political environment surrounding the ruling by the Supreme Court of Justice of Panama (the “Supreme Court”). The Company recognized an impairment loss of $1,169.2 million in the year ended December 31, 2023. Refer to Note 9 (b), Impairments of Royalty, Stream and Working Interests, for further details on the impairment assessment of the Cobre Panama stream interest.

In the event that there is a change in the facts and circumstances surrounding the halting of production at Cobre Panama, and there is a resumption of precious metal stream deliveries to Franco-Nevada, an assessment of the recoverable amount of the Cobre Panama CGU will be performed at that time, which may lead to a reversal of part or all of the impairment loss that has been recognized.

Reserves and Resources

Royalty, stream and working interests comprise a large component of the Company’s assets and, as such, the reserves and resources of the properties to which the interests relate have a significant effect on the Company’s financial statements. These estimates are applied in determining the depletion of and assessing the recoverability of the carrying value of royalty, stream and working interests. For mineral royalty and stream interests, the public disclosures of reserves and resources that are released by the operators of the interests involve assessments of geological and geophysical studies and economic data and the reliance on a number of assumptions, including commodity prices and production costs. For energy interests, the estimated reserves in reserve reports prepared by independent reserve engineers or other qualified parties engaged by the Company reflect similar assessments of geological and geophysical studies and economic data and reliance on assumptions. These assumptions are, by their very nature, subject to interpretation and uncertainty.

The estimates of reserves and resources may change based on additional knowledge gained subsequent to the initial assessment. Changes in the estimates of reserves and resources may materially affect the recorded amounts of depletion and the assessed recoverability of the carrying value of royalty, stream and working interests.

Volatility in Commodity Prices

A number of geopolitical and market factors impacting global energy markets have contributed to extreme volatility in the price of gold, oil and gas. Assumptions about future commodity prices, interest rates and levels of supply and demand of commodities continue to be subject to greater variability than normal and there is heightened potential for impairments or reversals of impairments with respect to the Company’s interests. The continuation of volatile commodity prices for a prolonged period may significantly affect the valuation of the Company’s financial and non-financial assets and have a material adverse impact on Franco-Nevada’s results of operations and financial condition.

2023 Financial Statements	19

Franco-Nevada Corporation

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023 and 2022

(expressed in millions of U.S. dollars, except per share amounts, unless otherwise noted)

Asset Acquisitions and Business Combinations

The assessment of whether an acquisition meets the definition of a business, or whether assets are acquired is an area of key judgment. If deemed to be a business combination, applying the acquisition method to business combinations requires each identifiable asset and liability to be measured at its acquisition-date fair value. The excess, if any, of the fair value of consideration over the fair value of the net identifiable assets acquired is recognized as goodwill. The determination of the acquisition-date fair values often requires management to make assumptions and estimates about future events. The assumptions and estimates with respect to determining the fair value of royalty, stream or working interests generally require a high degree of judgment, and include estimates of mineral reserves and resources acquired, future metal prices, discount rates and reserve/resource conversion. Changes in any of the assumptions or estimates used in determining the fair value of acquired assets and liabilities could impact the amounts assigned to assets and liabilities.

Joint Arrangements

Judgment is required to determine whether the Company has joint control of a contractual arrangement, which requires continuous assessment of the relevant activities and whether the decisions in relation to those activities require unanimous consent. Judgment is also continually required to classify a joint arrangement as either a joint operation or a joint venture when the arrangement has been structured through a separate vehicle. Classifying the arrangement requires the Company to assess its rights and obligations arising from the arrangement. Specifically, the Company considers the legal form of the separate vehicle, the terms of the contractual arrangement and other relevant facts and circumstances. This assessment often requires significant judgment, and a different conclusion on joint control, or whether the arrangement is a joint operation or a joint venture, may have a material impact on the accounting treatment.

The Company evaluated its joint arrangement with Continental, whereby the Company acquired a 49.9% economic interest in TMRC II, in accordance with IFRS 11 Joint Arrangements (“IFRS 11”). The Company concluded that the arrangement qualified as a joint operation based on the terms of the contractual agreement which specify how revenues and expenses are shared. Under the agreement, revenues generated by the royalty assets of TMRC II are to be distributed based on the performance of the assets against agreed upon development thresholds and the tranche in which the assets were acquired, resulting in the Company receiving distributions ranging between 50-75% of revenue. As a result, the Company has concluded that its rights are tied to the assets of TMRC II, rather than the net results of the entity.

Income Taxes

The interpretation and application of existing tax laws, regulations or rules in Canada, Barbados, the United States, Australia or any of the countries in which the mining operations and energy properties are located or to which shipments of gold, silver or platinum group metals are made requires the use of judgment. The likelihood that tax positions taken will be sustained upon examination by applicable tax authorities is assessed based on facts and circumstances of the relevant tax position considering all available evidence. Differing interpretation of these laws, regulations or rules could result in an increase in the Company’s taxes, or other governmental charges, duties or impositions.

In assessing the probability of realizing deferred income tax assets, the Company makes estimates related to expectations of future taxable income and expected timing of reversals of existing temporary differences. Such estimates are based on forecasted cash flows from operations which require the use of estimates and assumptions such as long-term commodity prices, energy and mineral reserves, and recoverable ounces of gold, silver and platinum group metals. Therefore, the amount of deferred income tax assets recognized on the balance sheet could be reduced if the actual results differ significantly from forecast. The Company reassesses its deferred income tax assets at the end of each reporting period.

Functional Currency

The functional currency for each of the Company’s subsidiaries is the currency of the primary economic environment in which the entity operates. Determination of functional currency may involve certain judgments to determine the primary economic environment and the Company reconsiders the functional currency of its entities if there is a change in events and conditions which determined the primary economic environment.

2023 Financial Statements	20

Franco-Nevada Corporation

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023 and 2022

(expressed in millions of U.S. dollars, except per share amounts, unless otherwise noted)

Note 4 – Acquisitions and Other Transactions

(a)	Financing Package with Skeena Resources Ltd. on the Eskay Creek Project – British Columbia, Canada

On December 18, 2023, the Company completed the following transactions with Skeena Resources Ltd. (“Skeena”):

Eskay Creek Royalty

On December 18, 2023, the Company acquired an incremental royalty of 1.0% NSR for a purchase price of $41.8 million (C$56.0 million) on closing of the transaction, and now holds a 2.5% NSR covering Skeena’s Eskay Creek properties. The amended royalty agreement also provides contingent consideration of $3.4 million (C$4.5 million) payable by Franco-Nevada upon the achievement of certain conditions relating to materials in the Albino Lake Storage Facility at Eskay Creek.

The acquisition of the incremental royalty interests have been accounted for as acquisitions of mineral royalty interests. The contingent payments will be capitalized as part of the cost of the royalty when the underlying obligating event has occurred.

Skeena Convertible Debenture

The Company advanced $18.7 million (C$25.0 million) and received a convertible debenture (the “Skeena Convertible Debenture”). The Skeena Convertible Debenture matures on the earlier of December 19, 2028 or on the completion of a project financing for Eskay Creek approved by the Board of Skeena, carries an interest rate of 7% and is convertible into common shares of Skeena at a conversion price of C$7.70. Skeena may elect to defer interest payments until maturity.

(b)	Acquisition of Additional Natural Gas Royalty Interests in Haynesville – U.S.

On November 21, 2023, the Company agreed to acquire, through wholly-owned subsidiaries, a royalty portfolio in the Haynesville gas play in Louisiana and Texas, for $125.0 million. The transaction closed on January 2, 2024, subsequent to year-end. Prior to year-end, the Company advanced $12.5 million as a deposit held in escrow in connection with this transaction and this amount is included in royalty, stream and working interests, net in the statement of financial position as at December 31, 2023.

(c)	Funding of Financing Package with G Mining Ventures Corp. on the Tocantinzinho Project – Brazil

As previously announced, on July 18, 2022, the Company acquired, through its wholly-owned subsidiary, Franco-Nevada (Barbados) Corporation (“FNBC”), a gold stream with reference to production from the Tocantinzinho gold project, owned by G Mining Ventures Corp. (“G Mining Ventures”) and located in Pará State, Brazil (the “Tocantinzinho Stream”), for a purchase price of $250.0 million. Additionally, through one of its wholly-owned subsidiaries, provided G Mining Ventures with a $75.0 million secured term loan (the “G Mining Ventures Term Loan”). The Company also subscribed for $27.5 million of G Mining Ventures common shares at C$0.80 per share in July 2022.

Tocantinzinho Stream

The Tocantinzinho Stream deposit of $250.0 million, which was payable in instalments, subject to various conditions, was fully funded in the year ended December 31, 2023. Stream deliveries to FNBC are based on gold production from the Tocantinzinho property, according to the following schedule: (i) 12.5% of gold produced until 300,000 ounces of gold have been delivered and, thereafter, (ii) 7.5% of gold produced for the remaining mine life. G Mining Ventures will receive 20% of the spot gold price for each ounce of gold delivered.

The Tocantinzinho Stream is accounted as an acquisition of a mineral interest.

2023 Financial Statements	21

Franco-Nevada Corporation

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023 and 2022

(expressed in millions of U.S. dollars, except per share amounts, unless otherwise noted)

G Mining Ventures Term Loan

The G Mining Ventures Term Loan is a $75 million, 6-year term loan with an availability period of 3.5-years, drawable quarterly at G Mining Ventures’ option following full funding of the Tocantinzinho Stream. The loan will bear interest at a rate of 3-Month Term Secured Overnight Financing Rate (“3-Month SOFR”) +5.75% per annum, reducing to 3-Month SOFR +4.75% after completion tests have been achieved at the project. Amortization will begin in December 2025 with equal quarterly repayments followed by a final 25% repayment upon maturity in June 2028. Fees payable to Franco-Nevada’s subsidiary include a standby fee on undrawn amounts of 1.0% per annum and a 2.0% original issue discount payable on principal amounts drawn.

No amounts were advanced under the G Mining Term Loan during the year ended December 31, 2023. Subsequent to year-end, on January 29, 2024, the Company funded $41.2 million, net of a 2% original issue discount of $0.8 million.

Pursuant to the loan, on July 18, 2022, Franco-Nevada was granted warrants with a fair value of $0.75 million to purchase 11.5 million G Mining Ventures common shares with a 5-year term and an exercise price of C$1.90 per G Mining common share. The warrants are included in Investments in the statement of financial position and are accounted for as derivatives designated at FVTPL.

G Mining Ventures Common Shares

On July 22, 2022, Franco-Nevada also subscribed for 44,687,500 G Mining common shares at a share price of C$0.80 per G Mining Common Share for a total cost of $27.5 million (C$35.8 million). The G Mining common shares are accounted for as equity investments designated at FVTOCI.

(d)	Acquisition of Royalty Interests on Magino Gold Mine – Ontario, Canada

On November 15, 2023, the Company acquired, through a wholly-owned subsidiary, an additional 1.0% NSR on Argonaut Gold Inc.’s (“Argonaut”) Magino gold mine in Ontario, Canada for a purchase price of $28.0 million. Franco-Nevada acquired an initial 2% NSR on Magino on October 27, 2022, for a purchase price of $52.5 million. The Company now holds an aggregate 3.0% NSR on Magino.

The transactions have been accounted for as an acquisition of mineral royalty interests.

(e)	Acquisition of Royalty on Wawa Gold Project – Ontario, Canada

On August 29, 2023, the Company acquired a 1.5% NSR on Red Pine Exploration Inc.’s Wawa gold project, located in Ontario, Canada, for a purchase price of $5.0 million (C$6.8 million). The agreement provides Franco-Nevada the option to acquire an additional 0.5% NSR based on predetermined conditions.

The transaction has been accounted for as an acquisition of mineral royalty interests.

(f)	Acquisition of Royalties on Pascua-Lama Project – Chile

On August 8, 2023, the Company agreed to acquire, through a wholly-owned subsidiary, a sliding-scale gold royalty and fixed-rate copper royalty from private individuals over property pertaining to the Chilean portion of Barrick Gold Corporation’s Pascua-Lama project for an aggregate purchase price of $75.0 million. The transaction has been accounted for as acquisitions of a mineral royalty interest.

Subsequent to year-end, on January 3, 2024, the Company acquired an additional royalty interest for a purchase price of $6.7 million. Including the additional royalty interest acquired in January 2024, at gold prices exceeding $800/ounce, the Company now holds an aggregate 2.941% NSR (gold) and 0.588% NSR (copper) on the property.

(g)	Acquisition of Royalty on Volcan Gold Project – Chile

On July 6, 2023, the Company agreed to acquire, through a wholly-owned subsidiary, a 1.5% NSR on the Volcan gold project located in the Maricunga Gold Belt in the Atacama region of Chile for a purchase price of $15.0 million. The project is owned by Tiernan Gold Corporation (“Tiernan”), a company privately held by Hochschild Mining plc. The agreement provides Franco-Nevada the option to acquire an additional 1.0% NSR based on pre-determined conditions. The Company already hold an existing 1.5% NSR on the peripheral Ojo de Agua area, which is owned by Tiernan and forms part of the Volcan project.

The transaction has been accounted for as an acquisition of mineral royalty interests.

(h)	Acquisition of Royalty Interest on Caserones – Chile

The Company acquired, through a wholly-owned subsidiary, an incremental effective NSR totaling 0.1120% on the Caserones copper-molybdenum mine, now owned by Lundin Mining Corporation, located in the Atacama region of Chile. The incremental effective 0.1120% NSR was acquired in two transactions: (i) a 0.0260% effective NSR on March 8, 2023,

2023 Financial Statements	22

Franco-Nevada Corporation

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023 and 2022

(expressed in millions of U.S. dollars, except per share amounts, unless otherwise noted)

for a purchase price of $2.1 million, and (ii) a 0.0860% NSR on June 29, 2023, for a purchase price of $7.3 million. Inclusive of the Company’s interest of 0.4582% acquired in April 2022 (as described in Note 4(u)), the Company held a 0.5702% effective NSR on Caserones as at December 31, 2023.

The transaction has been accounted for as an acquisition of mineral royalty interests. To purchase its interest in the Caserones royalty, Franco-Nevada acquired shares in Socieded Legal Minera California Una de la Sierra Peña Negra (“SLM California”). SLM California is a privately held entity whose purpose is to pay Chilean taxes in respect of and distribute proceeds from the Caserones royalty to its shareholders.

Subsequent to year end, on January 19, 2024, EMX Royalty Corporation (“EMX”) exercised an option to acquire a portion of Franco-Nevada’s interest for a sale price of $4.7 million, such that Franco-Nevada’s effective NSR on Caserones is now 0.517%.

(i)	Acquisition Agreement for New Royalties with EMX Royalty Corporation

On June 27, 2023, the Company executed a binding term sheet with EMX for a three-year arrangement for the joint acquisition of newly created precious metals and copper royalties sourced by EMX. Franco-Nevada will contribute 55% (up to $5.5 million) and EMX will contribute 45% (up to $4.5 million) towards the royalty acquisitions, with the resulting royalty interests equally split on a 50/50 basis.

(j)	Acquisition of Royalties on Exploration Properties – Nevada and Arizona, U.S.

On June 15, 2023, the Company acquired, through a wholly-owned subsidiary, a portfolio of eight royalties on exploration properties located in the states of Nevada and Arizona, including a 0.5% NSR on Integra Resources Corp.’s Wildcat and Mountain View gold projects, for a purchase price of $2.5 million.

The transaction has been accounted for as an acquisition of mineral royalty interests.

(k)	Acquisition of Additional Royalty on Valentine Gold Project and Private Placement with Marathon Gold Corporation – Newfoundland, Canada

On June 8, 2023, the Company acquired an additional 1.5% NSR on Marathon Gold Corporation’s (“Marathon”) Valentine Gold project located in Newfoundland for a purchase price of $45.0 million. Inclusive of our initial 1.5% NSR (reduced from 2.0% following Marathon’s buy back of 0.5%, as described in Note 4(n)), the Company now holds an aggregate 3.0% NSR on the project.

The acquisitions of the NSR have been accounted for as acquisitions of a mineral royalty interest.

Marathon Common Shares

On July 5, 2023, Franco-Nevada acquired 6,578,947 common shares of Marathon at a price of C$0.76 per common share for an aggregate of $3.8 million (C$5.0 million), comprising the back-end of a non-brokered charity flow-through offering. The common shares of Marathon are accounted for as an equity investment designated at FVTOCI.

(l)	Acquisition of Royalty on Kerr-Addison Property and Share Subscription with Gold Candle Ltd. – Ontario, Canada

On April 14, 2023, the Company acquired a 1% NSR on Gold Candle Ltd.’s (“Gold Candle”) Kerr-Addison project located in Virginiatown, Ontario, which hosts the formerly producing Kerr-Addison gold mine, for a purchase price of $10.0 million.

The acquisition of the 1% NSR has been accounted for as an acquisition of a mineral royalty interest.

Gold Candle Common Shares

On July 26, 2023, Franco-Nevada acquired 5,454,546 common shares of Gold Candle, a private company, at a price of C$1.10 per common share for an aggregate purchase price of $4.6 million (C$6.0 million).

The common shares of Gold Candle has been accounted for as an equity investment designated at FVTOCI.

(m)	Acquisition of Gold Royalties – Australia

On February 22, 2023, the Company acquired a portfolio of five primarily gold royalties from Trident Royalties Plc, which includes a 1.5% NSR on Ramelius Resources’ Rebecca gold project (“Rebecca”) located in Western Australia, for total consideration of $15.6 million payable as follows: (i) $14.3 million paid on closing of the transaction, and (ii) $1.3 million in a contingent payment payable upon first gold production at Rebecca.

The transaction has been accounted for as an acquisition of a mineral royalty interest. The contingent payment will be capitalized as part of the cost of the mineral royalty interest if and when the underlying obligating events have occurred.

2023 Financial Statements	23

Franco-Nevada Corporation

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023 and 2022

(expressed in millions of U.S. dollars, except per share amounts, unless otherwise noted)

(n)	Receipt of Valentine Gold Royalty Buy-back – Newfoundland, Canada

On February 22, 2023, Marathon exercised its option to buy-back 0.5% of the initial 2.0% NSR on the Valentine Gold project by paying $7.0 million to Franco-Nevada. We acquired the initial 2.0% NSR on February 21, 2019 for $13.7 million (C$18.0 million).

(o)	Acquisition of Mineral Rights with Continental Resources, Inc. – U.S.

The Company, through a wholly-owned subsidiary, has a strategic relationship with Continental to acquire, through a jointly-owned entity (the “Royalty Acquisition Venture”), royalty rights within Continental’s areas of operation.

Franco-Nevada recorded contributions to the Royalty Acquisition Venture of $9.6 million in 2023 (2022 – $12.2 million). In the first half of 2022, following weak commodity prices, Franco-Nevada and Continental agreed to reduce the pace of their capital funding commitments to the Royalty Acquisition Venture. As at December 31, 2023, the total cumulative investment in the Royalty Acquisition Venture totalled $450.2 million and Franco-Nevada has remaining commitments of up to $69.8 million.

The Royalty Acquisition Venture is accounted for as a joint operation in accordance with IFRS 11.

(p)	Acquisition of Additional Royalty on Eskay Creek – British Columbia, Canada

On December 30, 2022, Franco-Nevada acquired an additional 0.5% NSR on Skeena’s Eskay Creek project for total consideration of $21.0 million (C$28.5 million) payable as follows: (i) $19.9 million (C$27.0 million) paid on closing of the transaction and (ii) $1.1 million (C$1.5 million) of contingent consideration payable upon the achievement of certain conditions relating to materials in the Albino Lake Storage Facility at Eskay Creek. In connection with this transaction, Skeena and Franco-Nevada terminated the right of first refusal to purchase a 0.5% NSR on Eskay Creek, which was granted to Franco-Nevada on December 24, 2021.

The transaction has been accounted for as an acquisition of a mineral royalty interest. The contingent payment will be capitalized as part of the cost of the royalty when the underlying obligating event has occurred.

(q)	Acquisition of Royalty on Magino Gold Project – Ontario, Canada

On October 27, 2022, Franco-Nevada acquired a 2% NSR on Argonaut Gold Inc.’s (“Argonaut”) construction-stage Magino gold project in Ontario for a purchase price of $52.5 million. In addition to the Magino project, the royalty covers all of Argonaut’s regional exploration properties.

The Company also completed a private placement with Argonaut, acquiring 34,693,462 common shares at a price of C$0.39 per share for a total cost of $10.0 million (C$13.5 million).

The transaction has been accounted for as an acquisition of a mineral royalty interest. The Argonaut common shares are accounted for as equity investments designated at FVTOCI.

(r)	Acquisition of Royalties on Spences Bridge Gold Belt Claims – British Columbia, Canada

On October 6, 2022, the Company acquired a 2% NSR on all of Westhaven Gold Corp.’s (“Westhaven”) claims across the Spences Bridge Gold Belt in Southern British Columbia, Canada, for $6.0 million. Westhaven has an option to buy-down 0.5% of the NSR for $3.0 million for a period of 5 years from the closing of the transaction. Franco-Nevada also acquired an existing 2.5% NSR from Westhaven on adjoining properties currently owned by Talisker Resources Ltd. for a purchase price of $0.75 million.

In addition, Franco-Nevada also subscribed for 2,500,000 common shares of Westhaven at a price of C$0.40 per share for a total cost of $0.73 million (C$1.0 million).

The transaction has been accounted for as an acquisition of a mineral royalty interest. The Westhaven common shares are accounted for as equity investments designated at FVTOCI.

(s)	Acquisition of Royalties – Chile

On July 25, 2022, the Company acquired, through a wholly-owned subsidiary, a portfolio of seven royalties, each with a 2% NSR on precious metals and 1% NSR on base metals, for $1.0 million.

The transaction has been accounted for as an acquisition of a mineral royalty interest.

(t)	Acquisition of Additional Royalty on Castle Mountain – California, U.S.

On May 2, 2022, the Company, through a wholly-owned subsidiary, acquired an existing 2% NSR on gold and silver produced from the Pacific Clay claims, which comprise a portion of the JSLA pit of Equinox Gold Corp.’s Castle Mountain

2023 Financial Statements	24

Franco-Nevada Corporation

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023 and 2022

(expressed in millions of U.S. dollars, except per share amounts, unless otherwise noted)

project in San Bernardino County, California, for $6.0 million. When combined with the Company’s 2.65% NSR on the broader Castle Mountain land position, the Company now has an effective 4.65% NSR on the Pacific Clay claims.

The transaction has been accounted for as an acquisition of a mineral royalty interest.

(u)	Acquisition of Royalty on Caserones (Chile) and Private Placement with EMX Royalty Corporation

On April 14, 2022, the Company agreed to acquire, through a wholly-owned subsidiary, an effective 0.4582% NSR on JX Nippon Mining & Metals Group’s producing Caserones copper-molybdenum mine located in the Atacama Region of northern Chile for an aggregate purchase price of approximately $37.4 million. Franco-Nevada was entitled to royalty payments in respect of the period commencing January 1, 2022.

Franco-Nevada has accounted for the transaction as an acquisition of a mineral royalty interest.

The Company also completed a private placement with EMX, acquiring 3,812,121 units of EMX at C$3.30 per unit for a total cost of $10.0 million (C$12.6 million). Each unit consists of one common share of EMX and one warrant to purchase one common share of EMX over five years at an exercise price of C$4.45. EMX used the proceeds from the private placement to acquire an NSR on the Caserones mine on similar terms as Franco-Nevada.

Note 5 – Cash and Cash Equivalents

Cash and cash equivalents comprised the following:

	At December 31,	At December 31,
	2023	2022
Cash deposits	$571.4	$541.4
Term deposits	850.5	655.1
	$1,421.9	$1,196.5

As at December 31, 2023 and 2022, cash and cash equivalents were primarily held in interest-bearing deposits.

Note 6 – Investments

Investments comprised the following:

	At December 31,	At December 31,
	2023	2022
Equity investments	$246.4	$224.6
Warrants	8.1	2.6
	$254.5	$227.2

Equity Investments

Equity investments comprised the following:

	At December 31,	At December 31,
	2023	2022
Labrador Iron Ore Royalty Corporation ("LIORC")	$152.7	$157.0
G Mining Ventures	47.6	22.8
Other	46.1	44.8
	$246.4	$224.6

During the year ended December 31, 2023, the Company disposed of equity investments with a cost of $1.5 million (2022 - $1.1 million) for gross proceeds of $2.0 million (2022 – $1.8 million).

The change in the fair value of equity investments recognized in other comprehensive income (loss) for the years ended December 31, 2023 and 2022 were as follows:

	2023	2022
Gain (loss) on changes in the fair value of equity investments at FVTOCI	$8.4	$(42.3)
Income tax (expense) recovery in other comprehensive income (loss)	(1.1)	5.6
Gain (loss) on changes in the fair value of equity investments at FVTOCI, net of income tax	$7.3	$(36.7)

2023 Financial Statements	25

Franco-Nevada Corporation

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023 and 2022

(expressed in millions of U.S. dollars, except per share amounts, unless otherwise noted)

Note 7 – Loans Receivable

Changes in loans receivable for the years ended December 31, 2023 and 2022 were as follows:

	Noront Term Loan	Skeena Convertible Debenture	Total
Balance at January 1, 2022	$39.7	$—	$39.7
Finance income	3.0	—	3.0
Settlement of loan receivable	(42.7)	—	(42.7)
Balance at December 31, 2022	$—	$—	$—

Balance at January 1, 2023	$—	$—	$—
Initial Investment	—	18.7	18.7
Fair value adjustment	—	5.9	5.9
Impact of foreign exchange	—	0.2	0.2
Balance at December 31, 2023	$—	$24.8	$24.8

(a)	Skeena Convertible Debenture

On December 18, 2023, the Company advanced $18.7 million (C$25.0 million) to Skeena as a convertible debenture. The Skeena Convertible Debenture carries an interest rate of 7% and matures on the earlier of December 19, 2028, or on the completion of a project financing for Eskay Creek approved by the Board of Skeena. The Skeena Convertible Debenture is convertible into Skeena common shares at a conversion price of C$7.70. Interest payments may be capitalized and deferred until maturity.

The Skeena Convertible Debenture is measured at FVTPL using present value techniques and assumptions concerning the amount of and timing of future cash flows and discount rates which factor in the appropriate credit risk and the Black-Scholes option pricing model to calculate the fair value of the conversion option.

(b)	Noront Term Loan

In 2015, the Company advanced $25.0 million to Noront Resources Ltd. (“Noront”) as part of the Company’s acquisition of royalty rights in the Ring of Fire mining district of Ontario, Canada, in April 2015. On May 4, 2022, following the acquisition of Noront by Wyloo Metals Pty Ltd., the Company received $42.7 million as full repayment of the loan. The Noront term loan was measured at amortized cost.

Note 8 – Gold Bullion, Prepaid Expenses and Other Current Assets

Gold bullion, prepaid expenses and other current assets comprised the following:

	At December 31,	At December 31,
	2023	2022
Gold bullion	$51.3	$28.1
Prepaid expenses	30.0	22.1
Stream ounces inventory	0.5	0.1
Debt issue costs	0.6	0.6
	$82.4	$50.9

2023 Financial Statements	26

Franco-Nevada Corporation

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023 and 2022

(expressed in millions of U.S. dollars, except per share amounts, unless otherwise noted)

Note 9 – Royalty, Stream and Working Interests

(a)	Royalty, Stream and Working Interests

Royalty, stream and working interests, net of accumulated depletion and impairment losses and reversals, comprised the following:

			Impairment
		Accumulated	(losses)
As at December 31, 2023	Cost	depletion(1)	reversals	Carrying value
Mining royalties	$1,709.7	$(761.0)	$—	$948.7
Streams	4,763.6	(2,235.4)	(1,169.2)	1,359.0
Energy	1,976.0	(825.5)	(4.1)	1,146.4
Advanced	444.5	(48.5)	—	396.0
Exploration	194.7	(17.7)	—	177.0
	$9,088.5	$(3,888.1)	$(1,173.3)	$4,027.1
1.	Accumulated depletion includes previously recognized impairment losses.

			Impairments
		Accumulated	(losses)
As at December 31, 2022	Cost	depletion(1)	reversals	Carrying value
Mining royalties	$1,582.7	$(716.9)	$—	$865.8
Streams	4,513.1	(2,065.7)	—	2,447.4
Energy	1,937.0	(755.5)	—	1,181.5
Advanced	426.6	(55.6)	—	371.0
Exploration	71.7	(9.9)	—	61.8
	$8,531.1	$(3,603.6)	$—	$4,927.5

1.	Accumulated depletion includes previously recognized impairment losses.

Changes in royalty, stream and working interests for the years ended December 31, 2023 and December 31, 2022 were as follows:

	Mining
	royalties	Streams	Energy	Advanced	Exploration	Total
Balance at January 1, 2022	$903.0	$2,623.0	$1,258.3	$308.8	$56.2	$5,149.3
Additions	44.1	1.6	12.1	72.7	7.9	138.4
Depletion	(40.2)	(177.2)	(66.4)	(0.2)	—	(284.0)
Impact of foreign exchange	(41.1)	—	(22.5)	(10.3)	(2.3)	(76.2)
Balance at December 31, 2022	$865.8	$2,447.4	$1,181.5	$371.0	$61.8	$4,927.5

Balance at January 1, 2023	$865.8	$2,447.4	$1,181.5	$371.0	$61.8	$4,927.5
Additions	37.7	250.2	22.2	99.3	110.2	519.6
Disposals	—	—	—	(3.3)	—	(3.3)
Transfers	71.3	—	—	(75.6)	4.3	—
Impairment losses	—	(1,169.2)	(4.1)	—	—	(1,173.3)
Depletion	(40.2)	(169.4)	(60.8)	(0.3)	—	(270.7)
Impact of foreign exchange	14.1	—	7.6	4.9	0.7	27.3
Balance at December 31, 2023	$948.7	$1,359.0	$1,146.4	$396.0	$177.0	$4,027.1

Of the total net book value as at December 31, 2023, $2,990.9 million (December 31, 2022 - $3,980.2 million) is depletable and $1,036.2 million (December 31, 2022 - $947.3 million) is non-depletable.

2023 Financial Statements	27

Franco-Nevada Corporation

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023 and 2022

(expressed in millions of U.S. dollars, except per share amounts, unless otherwise noted)

(b)	Impairments of Royalty, Stream and Working Interests

Royalties, stream and working interests are reviewed for impairment if there is an indication that the carrying amount may not be recoverable. The following impairment losses were recognized in the year ended December 31, 2023:

2023
Royalty, stream and working interests, net
Cobre Panama	$1,169.2
Energy exploration assets	4.1
$1,173.3

Cobre Panama

The Company has two precious metal streams in reference to production from the Cobre Panama mine, operated by MPSA, a subsidiary of First Quantum.

Cobre Panama has been in preservation and safe management (“P&SM”) with production halted since November 2023.

First Quantum and its subsidiary, MPSA, and the Government of Panama (the “GOP”) had been engaged in discussions regarding a revised concession contract for Cobre Panama. In March 2023, First Quantum and the GOP announced that an agreement had been reached on the terms and conditions for a revised concession contract (together with subsequent modifications, the “Revised Concession Contract”). On October 20, 2023, the National Assembly of Panama approved the Revised Concession Contract through Law 406. However, amid protests against the GOP and the Revised Concession Contract, a number of claims were lodged with the Supreme Court asserting that Law 406 was unconstitutional. On November 27, 2023, the Supreme Court issued a ruling, released publicly the following day, declaring Law 406 unconstitutional. Further, on December 19, 2023, the Ministry of Commerce and Industries of Panama (“MICI”) announced plans for Cobre Panama which was followed by a request from MPSA for a P&SM plan for Cobre Panama.

In light of these events, the Company assessed the Cobre Panama CGU for indicators of impairment. The Company carried out an impairment assessment to determine the recoverable amount of the Cobre Panama CGU. The recoverable amount, in accordance with IAS 36, was determined to be nil at December 31, 2023 based on the halting of production and political environment surrounding the Supreme Court ruling. As a result, the Company recognized a full impairment loss of $1,169.2 million in the year ended December 31, 2023.

In the event that there is a change in the facts and circumstances surrounding the halting of production at Cobre Panama, and there is a resumption of precious metal stream deliveries to Franco-Nevada, an assessment of the recoverable amount of the Cobre Panama CGU will be performed at that time, which may lead to a reversal of part or all of the impairment loss that has been recognized.

In addition, Franco-Nevada has provided notices of intent to commence international arbitration proceedings. Refer to Note 25, Contingencies, for further details. This impairment has been taken without prejudice to, or without at present attributing any specific value to, the legal remedies that may be obtained through any arbitration proceedings or otherwise.

Energy Exploration Assets

The Company was notified, pursuant to various royalty agreements, that the explorer/developer of certain of the Company’s Energy assets had abandoned tenements, concessions or ground which was subject to royalty rights held by the Company. As a result, the Company wrote-off the carrying value of the associated exploration assets to nil. For the year ended December 31, 2023, the total amount written off was $4.1 million.

(c)	Disposal of Royalty Interest

On February 22, 2023, Marathon exercised its option to buy-back 0.5% of Franco-Nevada’s initial 2.0% NSR on the Valentine Gold project by paying $7.0 million to Franco-Nevada. Franco-Nevada acquired the initial NSR on February 21, 2019 for $13.7 million (C$18.0 million). The carrying value of the NSR portion subject to the buy-back was $3.3 million (C$4.5 million). The Company recognized a gain on disposal of $3.7 million in the consolidated statement of (loss) income and comprehensive (loss) income for the year ended December 31, 2023.

2023 Financial Statements	28

Franco-Nevada Corporation

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023 and 2022

(expressed in millions of U.S. dollars, except per share amounts, unless otherwise noted)

Note 10 – Other Assets

Other assets comprised the following:

	At December 31,	At December 31,
	2023	2022
Deposits related to CRA audits	$27.7	$40.9
Energy well equipment, net	5.8	5.6
Right-of-use assets, net	0.6	0.9
Debt issue costs	1.1	1.5
Furniture and fixtures, net	0.2	0.2
	$35.4	$49.1

Deposits related to CRA audits represent cash on deposit with CRA in connection with the Transfer Pricing Reassessments, as referenced in Note 25 (b). The amount has been classified as non-current as the Company is appealing the reassessments, for which the timing of the completion is uncertain.

Subsequent to year-end, as referenced in Note 25 (b), the Company filed formal Notices of Objection in connection with certain Transfer Pricing Reassessments and posted additional security in the form of cash totaling $18.5 million (C$24.5 million).

Note 11 – Accounts Payable and Accrued Liabilities

Accounts payable and accrued liabilities comprise the following:

	At December 31,	At December 31,
	2023	2022
Accounts payable	$5.5	$7.0
Accrued liabilities	25.4	36.1
	$30.9	$43.1

Note 12 – Debt

Corporate Revolver

The Company has a $1.0 billion unsecured revolving term credit facility (the “Corporate Revolver”). On August 15, 2022, the Company renewed its Corporate Revolver, extending the facility’s maturity date from July 9, 2025 to August 15, 2027.

Advances under the Corporate Revolver can be drawn as follows:

U.S. dollars

·	Base rate advances with interest payable monthly at the Canadian Imperial Bank of Commerce (“CIBC”) base rate, plus between 0.00% and 1.05% per annum depending upon the Company’s leverage ratio; or
·

Secured Overnight Financing Rate (“SOFR”) as administered by the Federal Reserve Bank of New York loans for periods of 1, 3 or 6 months with interest payable at a rate of SOFR, plus between 1.10% and 2.30% per annum, depending on the Company’s leverage ratio.

Canadian dollars

·	Prime rate advances with interest payable monthly at the CIBC prime rate, plus between 0.00% and 1.05% per annum, depending on the Company’s leverage ratio; or
·	Bankers’ acceptances for a period of 30 to 180 days with a stamping fee calculated on the face amount between 1.00% and 2.05%, depending on the Company’s leverage ratio.

All loans are readily convertible into loans of other types, described above, on customary terms and upon provision of appropriate notice. Borrowings under the Corporate Revolver are guaranteed by certain of the Company’s subsidiaries and are unsecured.

The Corporate Revolver is subject to a standby fee of 0.20% to 0.41% per annum, depending on the Company’s leverage ratio, even if no amounts are outstanding under the Corporate Revolver.

As at December 31, 2023, no amounts were drawn from the Corporate Revolver. The Company has three standby letters of credit in the amount of $19.3 million (C$25.5 million) against the Corporate Revolver in relation to the audit by the Canada Revenue Agency (“CRA”) of its 2013–2015 taxation years, as referenced in Note 25. These standby letters of credit reduce the available balance under the Corporate Revolver.

2023 Financial Statements	29

Franco-Nevada Corporation

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023 and 2022

(expressed in millions of U.S. dollars, except per share amounts, unless otherwise noted)

Note 13 – Revenue

Revenue classified by commodity, geography and type comprised the following:

	2023	2022
Commodity
Gold(1)	$784.4	$723.1
Silver	126.7	139.9
Platinum group metals(1)	39.8	56.7
Iron ore(2)	47.2	55.5
Other mining assets	13.2	6.9
Mining	$1,011.3	$982.1
Oil	$134.9	$156.0
Gas	54.1	150.9
Natural gas liquids	18.7	26.7
Energy	$207.7	$333.6
	$1,219.0	$1,315.7
Geography
South America	$370.7	$361.8
Central America & Mexico	316.8	298.0
United States	208.0	327.5
Canada(1)(2)	177.1	205.9
Rest of World	146.4	122.5
	$1,219.0	$1,315.7
Type
Revenue-based royalties	$380.0	$496.0
Streams(1)	726.7	690.0
Profit-based royalties	64.9	87.1
Other(2)	47.4	42.6
	$1,219.0	$1,315.7
1.	For the year ended December 31, 2023, revenue includes gains of $0.2 million and $0.1 million of provisional pricing adjustments for gold and platinum-group metals, respectively (2022 – loss of $0.4 million and gain of $1.1 million, respectively).
2.	For the year ended December 31, 2023, revenue includes dividend income of $12.1 million from the Company’s equity investment in LIORC (2022 – $14.8 million).

Note 14 – Costs of Sales

Costs of sales, excluding depletion and depreciation, comprised the following:

	2023	2022
Costs of stream sales	$164.5	$158.2
Mineral production taxes	2.1	2.1
Mining costs of sales	$166.6	$160.3
Energy costs of sales	12.7	16.6
	$179.3	$176.9

2023 Financial Statements	30

Franco-Nevada Corporation

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023 and 2022

(expressed in millions of U.S. dollars, except per share amounts, unless otherwise noted)

Note 15 – Share-Based Compensation Expenses

Share-based compensation expenses comprised the following:

	2023	2022
Stock options and restricted share units	$5.5	$8.2
Deferred share units	(1.1)	1.9
	$4.4	$10.1

Share-based compensation expenses include expenses related to equity-settled stock options, restricted share units (“RSUs”) and deferred share units (“DSUs”), as well as the mark-to-market gain or loss related to the DSUs.

Note 16 – Related Party Disclosures

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company. Key management personnel include the Board of Directors and the executive management team.

Compensation for key management personnel of the Company was as follows:

	2023	2022
Short-term benefits(1)	$3.7	$4.1
Share-based payments(2)	1.6	8.5
	$5.3	$12.6
1.	Includes salary, benefits and short-term accrued incentives/other bonuses earned during the year.
2.	Represents the expense of stock options and RSUs and mark-to-market charges on DSUs during the year.

Note 17 – Finance Income and Expenses

Finance income and expenses for the years ended December 31, 2023 and 2022 were as follows:

	2023	2022
Finance income
Interest	$52.3	$12.6
	$52.3	$12.6
Finance expenses
Standby charges	$2.3	$2.2
Amortization of debt issue costs	0.5	0.9
Accretion of lease liabilities	0.1	0.1
	$2.9	$3.2

2023 Financial Statements	31

Franco-Nevada Corporation

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023 and 2022

(expressed in millions of U.S. dollars, except per share amounts, unless otherwise noted)

Note 18 - Income Taxes

Income tax expense for the years ended December 31, 2023 and 2022 was as follows:

	2023	2022
Current income tax expense
Expense for the year	$73.0	$99.8
Adjustments in respect of prior years	2.6	(4.1)
Current income tax expense	$75.6	$95.7
Deferred income tax expense
Origination and reversal of temporary differences	$22.8	$34.9
Impact of changes in tax rates	(0.9)	1.2
Change in unrecognized deductible temporary differences	8.1	—
Adjustments in respect of prior years	(2.9)	1.6
Other	(0.5)	(0.3)
Deferred income tax expense	26.6	37.4
Income tax expense	$102.2	$133.1

A reconciliation of the product of net (loss) income before taxes multiplied by the combined Canadian federal and provincial statutory rate to the provision for income taxes as shown in the consolidated statement of (loss) income and comprehensive (loss) income for the years ended December 31, 2023 and 2022, is as follows:

	2023	2022
Net (loss) income before income taxes	$(364.2)	$833.7
Statutory tax rate	26.5%	26.5%
Tax (recovery) expense at statutory rate	$(96.5)	$220.9
Reconciling items
Change in unrecognized deductible temporary differences	$8.1	$—
Income not taxable	(5.5)	(2.6)
Differences in foreign statutory tax rates	195.7	(85.1)
Differences due to changing future tax rates	(0.9)	1.2
Foreign withholding taxes	0.6	0.9
Adjustments in respect of prior years	(0.3)	(2.5)
Other	1.0	0.3
Income tax expense	$102.2	$133.1

Income tax recovery (expense) recognized in other comprehensive income (loss) is as follows:

	2023			2022
	Income		Income	Loss		Loss
	before	Tax	after	before	Tax	after
	tax	expense	tax	tax	recovery	tax
Gain (loss) on changes in the fair value of equity investments at FVTOCI	$8.4	$(1.1)	$7.3	$(42.3)	$5.6	$(36.7)
Currency translation adjustment	34.8	—	34.8	(92.0)	—	(92.0)
Other comprehensive income (loss)	$43.2	$(1.1)	$42.1	$(134.3)	$5.6	$(128.7)
Income tax (expense) recovery in other comprehensive income (loss)		$(1.1)			$5.6

2023 Financial Statements	32

Franco-Nevada Corporation

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023 and 2022

(expressed in millions of U.S. dollars, except per share amounts, unless otherwise noted)

The significant components of deferred income tax assets and liabilities as at December 31, 2023 and 2022 are as follows:

	2023	2022
Deferred income tax assets
Deductible temporary differences relating to
Royalty, stream and working interests	$28.7	$34.1
Non-capital loss carry-forwards	7.9	6.6
Other	0.4	(0.8)
	$37.0	$39.9

Deferred income tax liabilities
Taxable temporary differences relating to
Share issue and debt issue costs	$(0.3)	$(0.3)
Royalty, stream and working interests	179.9	156.4
Non-capital loss carry-forwards	(2.8)	(2.6)
Investments	10.1	7.5
Other	(6.8)	(8.0)
	$180.1	$153.0
Deferred income tax liabilities, net	$143.1	$113.1

The movement in net deferred tax liabilities during the years ended December 31, 2023 and 2022 is as follows:

	2023	2022
Balance, beginning of year	$113.1	$86.0
Recognized in net (loss) income	26.6	37.4
Recognized in other comprehensive income (loss)	1.1	(5.6)
Other	2.3	(4.7)
Balance, end of year	$143.1	$113.1

The Company has recognized deferred tax assets in respect of the following non-capital losses as at December 31, 2023 that can be applied against future taxable profit:

Country	Type	Amount	Expiry date
Canada	Non-Capital Losses	$30.1	2030-2039
Chile	Non-Capital Losses	10.5	No expiry
		$40.6

Unrecognized Deferred Tax Assets and Liabilities

The aggregate amount of taxable temporary differences associated with investments in subsidiaries, for which deferred tax liabilities have not been recognized as at December 31, 2023 is $729.0 million (December 31, 2022 – $624.7 million). No deferred tax liabilities are recognized on the temporary differences associated with investment in subsidiaries because the Company controls the timing of reversal and it is not probable that they will reverse in the foreseeable future.

The aggregate amount of deductible temporary differences associated with other items, for which deferred tax assets have not been recognized as at December 31, 2023 is $679.3 million (December 31, 2022 – nil). No deferred tax asset is recognized in respect of these items because it is not probable that future taxable profits will be available against which the Company can utilize the benefit.

Deductible temporary differences, losses and unused tax credits for which no deferred tax assets have been recognized are attributable to the following:

	2023	2022
Royalty, stream and working interests	$672.8	$—
Tax losses (expiry dates - 2032-2043) - Canada	6.5	—
	$679.3	$—

2023 Financial Statements	33

Franco-Nevada Corporation

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023 and 2022

(expressed in millions of U.S. dollars, except per share amounts, unless otherwise noted)

Barbados Proposed Corporate Tax Reform:

On November 7, 2023, the Government of Barbados announced proposed tax measures in response to the OECD’s Pillar Two global minimum tax initiative, including an increase of the Barbados corporate tax rate to 9% effective January 1, 2024. This increase does not affect the amounts of current or deferred income taxes recognized for the year ended December 31, 2023 as the legislation was not yet substantively enacted at December 31, 2023. However, this change will increase the Company’s income tax charge in future periods. If the new tax rate were applied to the taxable temporary differences recognized at December 31, 2023, it is estimated that the Company’s deferred tax liability would increase by approximately $50 million.

The Government has also proposed to introduce a Qualified Domestic Minimum Top-Up Tax for tax years beginning on or after January 1, 2024, which will top-up the Barbados effective tax rate payable by an entity subject to Pillar Two, to 15%.

Global Minimum Tax:

On August 4, 2023, the Government of Canada released the draft Global Minimum Tax Act (“GMTA”) for consultation, which would implement key measures of the OECD’s Pillar Two global minimum tax in Canada. The GMTA includes the introduction of a 15% global minimum tax that applies to large multinational enterprise groups with global consolidated revenues over €750 million.

If the GMTA legislation becomes enacted or substantially enacted, the Company will first become subject to the rules for its 2024 year. Since the legislation was not effective at the reporting date, the Company has no related current tax exposure for the year ended December 31, 2023. Further, the group has applied the exception to recognizing and disclosing information about deferred taxes arising from Pillar Two, as provided in the amendments to IAS 12. See Note 2.

Under the Pillar Two legislation, the Company would be liable to pay a top-up tax when the effective tax rate in a jurisdiction is below the 15% minimum rate. All entities within the Franco-Nevada group, other than its one subsidiary that operates in Barbados have an effective tax rate that exceeds 15%.

The Company is in the process of assessing its exposure to Pillar Two taxes and will recognize and disclose known or reasonably estimable information related to such exposure when legislation becomes enacted or substantively enacted in Canada and Barbados.

Canada Revenue Agency Audit:

The Company is undergoing an audit by the Canada Revenue Agency of its 2012-2019 taxation years, as referenced in Note 25.

2023 Financial Statements	34

Franco-Nevada Corporation

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023 and 2022

(expressed in millions of U.S. dollars, except per share amounts, unless otherwise noted)

Note 19 – Shareholders’ Equity

(a)	Share Capital

The Company’s authorized capital stock includes an unlimited number of common shares (192,175,042 common shares issued and outstanding as at December 31, 2023) having no par value and preferred shares issuable in series (issued - nil).

Changes in share capital for the year ended December 31, 2023 and 2022 were as follows:

	Number
	of shares	Amount
Balance at January 1, 2022	191,334,392	$5,628.5
Exercise of stock options	148,295	12.2
Vesting of restricted share units	49,919	6.4
Dividend reinvestment plan	360,085	48.2
Balance at December 31, 2022	191,892,691	$5,695.3

Balance at January 1, 2023	191,892,691	$5,695.3
Exercise of stock options	61,000	3.8
Dividend reinvestment plan	221,351	29.1
Balance at December 31, 2023	192,175,042	$5,728.2

(b)	Dividends

In 2023, the Company declared dividends of $1.36 per common share (2022 - $1.28 per common share).

Dividends paid in cash and through the Company’s Dividend Reinvestment Plan (“DRIP”) were as follows:

	2023	2022
Cash dividends	$233.0	$197.6
DRIP dividends	29.1	48.2
	$262.1	$245.8

(c)	Stock-Based Payments

On March 7, 2018, the Company’s Board of Directors adopted an amended and restated share compensation plan covering both stock options and RSUs effective May 9, 2018 (the “Plan”), with subsequent modifications on November 8, 2023. Pursuant to the Plan, the Company may grant incentive stock options to directors, officers, employees and consultants at the discretion of the Board of Directors. The exercise price and vesting period of any option is fixed by the Board of Directors on the date of grant. The term of options is at the sole discretion of the Board of Directors but may not exceed ten years from the date of grant. Options expire on the earlier of the expiry date or the date of termination and are non-transferable. The options granted will be adjusted in the event of an amalgamation, rights offering, share consolidation or subdivision or other similar adjustments of the share capital of the Company. The aggregate number of common shares that may be issued under the Plan is limited to 9,700,876 common shares. Within any one-year period, the number of common shares issued to any single insider participant under the Plan shall not exceed 5% of the common shares then issued and outstanding.

2023 Financial Statements	35

Franco-Nevada Corporation

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023 and 2022

(expressed in millions of U.S. dollars, except per share amounts, unless otherwise noted)

Options to purchase common shares of the Company granted during the years ended December 31, 2023 and 2022 were as follows:

		Weighted
		average exercise
	Number	price
Stock options outstanding, at January 1, 2022	822,046	C$	97.88
Granted	67,604	C$	183.61
Exercised	(148,295)	C$	82.81
Forfeited	(16,702)	C$	168.43
Stock options outstanding, at December 31, 2022	724,653	C$	107.34

Stock options outstanding, at January 1, 2023	724,653	C$	107.34
Granted	5,548	C$	169.78
Exercised	(61,000)	C$	64.50
Stock options outstanding, at December 31, 2023	669,201	C$	111.76

Exercisable stock options, at December 31, 2022	584,522	C$	90.84
Exercisable stock options, at December 31, 2023	570,572	C$	100.51

Options granted in 2023 and 2022 have a ten-year term and vest over five years in equal portions on the anniversary of the grant date. The fair value of stock options granted in 2023 was $0.2 million (2022 – $2.5 million), based on a weighted average fair value of C$47.02 per stock option (2022 - C$47.35 per stock option) based on the following assumptions:

	2023	2022
Risk-free interest rate	4.08%	2.93%
Expected dividend yield	1.10%	0.92%
Expected price volatility of the Company’s common shares	30.9%	30.0%
Expected life of the option	4 years	4 years
Forfeiture rate	0%	0%

In the year ended December 31, 2023, an expense of $1.5 million (2022 - $1.8 million) related to stock options has been included in the consolidated statement of (loss) income and comprehensive (loss) income, and $0.1 million (2022 - $0.1 million) was capitalized to royalty, stream and working interests. As at December 31, 2023, there was $1.8 million (2022 – $3.1 million) of total unrecognized non-cash stock-based compensation relating to stock options granted under the Plan, which is expected to be recognized over a weighted average period of 2.4 years (2022 – 2.7 years).

2023 Financial Statements	36

Franco-Nevada Corporation

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023 and 2022

(expressed in millions of U.S. dollars, except per share amounts, unless otherwise noted)

Options to purchase common shares outstanding at December 31, 2023, exercise prices and weighted average lives to maturity as follows:

			Weighted
Exercise	Options	Options	average life
price	outstanding	exercisable	(years)
C$40.87	28,056	28,056	0.22
C$58.67	20,000	20,000	1.64
C$59.52	27,751	27,751	0.95
C$65.76	51,577	51,577	1.95
C$75.45	117,894	117,894	2.95
C$88.76	45,082	45,082	4.64
C$94.57	54,221	54,221	4.95
C$100.10	50,470	50,470	3.95
C$129.32	77,408	77,408	5.95
C$164.99	4,400	—	—
C$168.43	64,996	25,998	7.95
C$168.72	7,968	1,594	8.64
C$171.33	58,594	58,594	6.95
C$178.01	8,030	1,606	8.38
C$181.57	29,470	5,894	8.38
C$185.70	2,299	460	8.88
C$188.13	1,148	—	—
C$194.65	19,837	3,967	8.95
	669,201	570,572	4.71

(d)	Restricted Share Units

Changes in the number of RSUs outstanding during the years ended December 31, 2023 and 2022 were as follows:

	Performance-	Time-based
	based RSUs	RSUs	Total RSUs
Balance at January 1, 2022	66,794	32,100	98,894
Granted	37,486	15,643	53,129
Settled	(33,229)	(16,690)	(49,919)
Balance at December 31, 2022	71,051	31,053	102,104

Balance at January 1, 2023	71,051	31,053	102,104
Granted	—	—	—
Settled	—	—	—
Balance at December 31, 2023	71,051	31,053	102,104

There were no grants of RSUs in the year 2023 (2022 - $7.9 million). Included in the Company’s stock-based compensation expense is an amount of $4.1 million (2022 – $6.4 million) relating to RSUs. In addition, $0.2 million related to the RSUs was capitalized to royalty, stream and working interests (2022 – $0.2 million). As at December 31, 2023, there is $5.2 million (2022 – $9.4 million) of total unrecognized non-cash stock-based compensation expense relating to non-vested RSUs granted under the Plan, which is expected to be recognized over a weighted average period of 1.7 years (2022 – 2.2 years).

2023 Financial Statements	37

Franco-Nevada Corporation

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023 and 2022

(expressed in millions of U.S. dollars, except per share amounts, unless otherwise noted)

(e)	Deferred Share Unit Plan

Changes in the number of DSUs outstanding during the years ended December 31, 2023 and 2022 were as follows:

	2023	2022
Balance at beginning of year	110,128	107,635
Granted	11,816	14,703
Settled	(2,515)	(12,210)
Balance at end of year	119,429	110,128

The value of the DSU liability as at December 31, 2023 was $13.3 million (2022 - $15.0 million) and is included in accounts payable and accrued liabilities on the statement of financial position.

(f)	Outstanding Stock Options and Restricted Share Units

The following table sets out the number of common shares outstanding or issuable pursuant to other outstanding securities at December 31, 2023 and 2022:

	2023	2022
Common shares outstanding	192,175,042	191,892,691
Stock options(1)	669,201	724,653
Restricted Share Units(2)	102,104	102,104
	192,946,347	192,719,448

1	There were 669,201 stock options under our share compensation plan outstanding to directors, officers, employees and others with exercise prices ranging from C$40.87 to C$194.65 per share. The above table assumes all stock options are exercisable.
2	There were 31,053 time-based RSUs and 71,051 performance-based RSUs. Vesting of the performance-based RSUs are subject to the achievement of certain performance criteria and a performance multiplier which will range from 0% to 150% of the number granted. The above table assumes a performance multiplier of 100% of performance-based RSUs granted.

Note 20 – Earnings per Share (“EPS”)

	2023			2022
		Shares	Per Share		Shares	Per Share
	Net loss	(in millions)	Amount	Net income	(in millions)	Amount
Basic (loss) earnings per share	$(466.4)	192.0	$(2.43)	$700.6	191.5	$3.66
Effect of dilutive securities	—	0.3	—	—	0.4	(0.01)
Diluted (loss) earnings per share	$(466.4)	192.3	$(2.43)	$700.6	191.9	$3.65

For the year ended December 31, 2023, no stock options and RSUs (2022 – 134,488 stock options and 2,295 RSUs) were excluded in the computation of diluted EPS due to being anti-dilutive.

2023 Financial Statements	38

Franco-Nevada Corporation

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023 and 2022

(expressed in millions of U.S. dollars, except per share amounts, unless otherwise noted)

Note 21 – Segment Reporting

The chief operating decision-maker organizes and manages the business under two operating segments, consisting of royalty, stream and working interests in each of the mining and energy sectors.

The Company’s reportable segments for purposes of assessing performance are presented as follows:

	2023			2022
	Mining	Energy	Total	Mining	Energy	Total
Revenue	$1,011.3	$207.7	$1,219.0	$982.1	$333.6	$1,315.7

Expenses
Costs of sales	$166.6	$12.7	$179.3	$160.3	$16.6	$176.9
Depletion and depreciation	209.9	62.5	272.4	217.6	68.0	285.6
Segment gross profit	$634.8	$132.5	$767.3	$604.2	$249.0	$853.2

A reconciliation of total segment gross profit to consolidated net (loss) income before income taxes is presented below:

	2023	2022
Total segment gross profit	$767.3	$853.2

Other operating expenses (income)
General and administrative expenses	$24.5	$22.5
Share-based compensation expense	4.4	10.1
Impairment losses	1,173.3	—
Gain on sale of royalty interest	(3.7)	—
Gain on sale of gold bullion	(3.9)	(0.7)
Depreciation	0.7	0.6
Foreign exchange gain and other income	(14.4)	(3.6)
(Loss) income before finance items and income taxes	$(413.6)	$824.3

Finance items
Finance income	$52.3	$12.6
Finance expenses	(2.9)	(3.2)
Net (loss) income before income taxes	$(364.2)	$833.7

Revenues earned during the years ended December 31, 2023 and 2022 are presented by geographic area based on the location of the mining operations giving rise to the royalty, stream or working interest:

	2023	2022
Latin America
Panama	$248.9	$223.3
Peru	194.3	186.0
Chile	136.1	128.8
Brazil	35.1	40.7
Other	73.1	81.0
United States	208.0	327.5
Canada	177.1	205.9
Rest of World	146.4	122.5
	$1,219.0	$1,315.7

For the year ended December 31, 2023, two interests generated 20% and 11%, respectively, of the Company’s revenue, totaling $379.2 million. Comparatively, for the year ended December 31, 2022, two interests generated revenue of 17% and 10%, respectively, totaling $349.1 million.

2023 Financial Statements	39

Franco-Nevada Corporation

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023 and 2022

(expressed in millions of U.S. dollars, except per share amounts, unless otherwise noted)

Royalty, stream and working interests as at December 31, 2023 and 2022 are presented by geographic area based on the location of the mining operations giving rise to the royalty, stream or working interest.

	2023	2022
Latin America
Brazil	$726.2	$476.1
Peru	702.6	769.6
Chile	539.1	469.0
Panama	-	1,219.7
Other	139.1	138.8
United States	1,109.1	1,143.3
Canada	658.8	542.6
Rest of World	152.2	168.4
	$4,027.1	$4,927.5

Investments and a loan receivable of $279.3 million (2022 – Investments of $227.2 million) are held in Canada. Energy well equipment, included in other non-current assets, of $5.8 million (2022 - $5.6 million) is located in Canada.

Note 22 - Fair Value Measurements

Fair value is a market-based measurement, not an entity-specific measurement. For some assets and liabilities, observable market transactions or market information might be available. For other assets and liabilities, observable market transactions and market information might not be available. However, the objective of a fair value measurement in both cases is the same - to estimate the price at which an orderly transaction to sell the asset or to transfer the liability would take place between market participants at the measurement date under current market conditions (i.e. an exit price at the measurement date from the perspective of a market participant that holds the asset or owes the liability).

The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value.

●	Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities.

●	Level 2 inputs are quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, inputs other than quoted prices observable for the asset or liability (for example, interest rate and yield curves observable at commonly quoted intervals, forward pricing curves used to value currency and commodity contracts and volatility measurements used to value option contracts), or inputs that are derived principally from or corroborated by observable market data or other means.

●	Level 3 inputs are unobservable (supported by little or no market activity).

The fair value hierarchy gives the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs.

There were no transfers between the levels of the fair value hierarchy during the year ended December 31, 2023.

Assets and Liabilities Measured at Fair Value on a Recurring Basis:

	Quoted prices in	Significant other	Significant
	active markets for	observable	unobservable
	identical assets	inputs	inputs	Aggregate
As at December 31, 2023	(Level 1)	(Level 2)	(Level 3)	fair value
Receivables from provisional concentrate sales	$—	$5.7	$—	$5.7
Equity investments	241.8	—	4.6	246.4
Loans receivable	—	—	24.8	24.8
Warrants	—	8.1	—	8.1
	$241.8	$13.8	$29.4	$285.0

	Quoted prices in	Significant other	Significant
	active markets for	observable	unobservable
	identical assets	inputs	inputs	Aggregate
As at December 31, 2022	(Level 1)	(Level 2)	(Level 3)	fair value
Receivables from provisional concentrate sales	$—	$9.3	$—	$9.3
Equity investments	220.8	—	3.8	224.6
Warrants	—	2.6	—	2.6
	$220.8	$11.9	$3.8	$236.5

2023 Financial Statements	40

Franco-Nevada Corporation

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023 and 2022

(expressed in millions of U.S. dollars, except per share amounts, unless otherwise noted)

The valuation techniques that are used to measure fair value are as follows:

(a)	Receivables from provision concentrate sales

The fair values of receivables arising from gold and platinum group metal concentrate sales contracts that contain provisional pricing mechanisms are determined using the appropriate quoted forward prices from the exchange that is the principal active market for the particular metal. As such, these receivables are classified within Level 2 of the fair value hierarchy.

(b)	Investments

The fair values of publicly-traded investments are determined based on a market approach reflecting the closing prices of each particular security at the statement of financial position date. The closing prices are quoted market prices obtained from the exchange that is the principal active market for the particular security, and therefore are classified within Level 1 of the fair value hierarchy.

The Company holds two equity investments that do not have a quoted market price in an active market. The Company has assessed the fair value of the instruments based on a valuation technique using unobservable discounted future cash flows. As a result, the fair value is classified within Level 3 of the fair value hierarchy.

The fair values of warrants are estimated using the Black-Scholes pricing model which requires the use of inputs that are observable in the market. As such, these investments are classified within Level 2 of the fair value hierarchy.

(c)	Convertible debenture receivable

The Company holds a convertible debenture receivable that does not have a quoted market price in an active market. The Company has assessed the fair value of the instrument using present value techniques and assumptions concerning the amount of and timing of future cash flows and discount rates which factor in the appropriate credit risk that are unobservable and the Black-Scholes option pricing model which requires the use of inputs that are observable in the market. As such, these investments are classified within level 3 of the fair value hierarchy.

The fair values of the Company’s remaining financial assets and liabilities, which include cash and cash equivalents, receivables, accounts payable and accrued liabilities, and debt approximate their carrying values due to their short-term nature and historically negligible credit losses.

The Company has not offset financial assets with financial liabilities.

2023 Financial Statements	41

Franco-Nevada Corporation

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023 and 2022

(expressed in millions of U.S. dollars, except per share amounts, unless otherwise noted)

Note 23 – Financial Risk Management

The Company’s financial instruments are comprised of financial assets and liabilities. The Company’s principal financial liabilities comprise accounts payable, accrued liabilities and debt. The Company’s principal financial assets are cash and cash equivalents, receivables, loan receivables, and investments. The main purpose of these financial instruments is to manage short-term cash flow and working capital requirements and fund future acquisitions.

The Company is engaged in the business of acquiring, managing and creating resource royalties and streams. Royalties and streams are interests that provide the right to revenue or production from the various properties, after deducting specified costs, if any. These activities expose the Company to a variety of financial risks, which include direct exposure to market risks (which includes commodity price risk, foreign exchange risk and interest rate risk), credit risk, liquidity risk and capital risk management.

Management designs strategies for managing some of these risks, which are summarized below. The Company’s executive management oversees the management of financial risks. The Company’s executive management ensures that financial risk-taking activities are governed by appropriate policies and procedures and that financial risks are identified, measured and managed in accordance with the Company’s policies and risk appetite.

The Company’s overall objective from a risk management perspective is to safeguard its assets and mitigate risk exposure by focusing on security rather than yield.

(a)Market Risks

Market risks are the risks that change in market factors, such as commodity prices, foreign exchange rates or interest rates, will affect the value of the Company’s financial instruments. The Company manages market risks by either accepting it or mitigating it through the use of economic strategies.

Commodity Price Risk

The Company’s royalties, working interests and streams are subject to fluctuations from changes in market prices of the underlying commodities. The market prices of gold, silver, platinum, palladium, iron ore, oil and gas are the primary drivers of the Company’s profitability and ability to generate free cash flow. All of the Company’s future revenue is not hedged in order to provide shareholders with full exposure to changes in the market prices of these commodities.

Foreign Exchange Risk

The functional currencies of the Company’s entities include the Canadian, U.S. and Australian dollars with the reporting currency of the Company being the U.S. dollar. The Company is primarily exposed to currency fluctuations relative to the U.S. dollar on balances and transactions that are denominated and settled in Canadian dollars and Australian dollars. The Company has exposure to the Canadian dollar through its Canadian energy activities and corporate administration costs. Consequently, fluctuations in the U.S. dollar exchange rate against these currencies increase the volatility of depletion, corporate administration costs and overall net earnings, when translated into U.S. dollars.

The Company records currency translation adjustment gains or losses primarily due to the fluctuation of the U.S. dollar in relation to its Canadian assets and liabilities. During the year ended December 31, 2023, the U.S. dollar weakened in relation to the Canadian dollar. As a result, the Company recorded a currency translation adjustment gain of $34.8 million (2022 – loss of $92.0 million).

Interest Rate Risk

Interest rate risk refers to the risk that the value of a financial instrument or cash flows associated with the instrument will fluctuate due to changes in market interest rates. The Company’s interest rate exposure arises mainly from the interest receipts on cash and cash equivalents and loans receivable. The Company may also be exposed to interest rate risk when it has borrowed amounts under its Corporate Revolver.

2023 Financial Statements	42

Franco-Nevada Corporation

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023 and 2022

(expressed in millions of U.S. dollars, except per share amounts, unless otherwise noted)

The following table shows the approximate interest rate sensitivities of the Company’s financial assets and liabilities as at December 31,  2023 and 2022:

	Effect on net (loss) income		Effect on equity
	2023	2022	2023	2022
0.5% increase	$4.6	$4.6	$4.6	$4.6
0.5% decrease	(4.3)	(0.8)	(4.3)	(0.8)

(b)Credit Risk

Credit risk is the risk that a third party might fail to fulfill its performance obligations under the terms of a financial instrument. Credit risk arises from cash and cash equivalents, receivables and loan receivables. The Company closely monitors its financial assets and maintains its cash deposits in several high-quality financial institutions and as such does not have any significant concentration of credit risk.

As at December 31, 2023, the Company is unaware of any information which would cause it to believe that these financial assets are not fully recoverable.

(c)Liquidity Risk

Liquidity risk is the risk of loss from not having access to sufficient funds to meet both expected and unexpected cash demands. The Company manages its exposure to liquidity risk through prudent management of its statement of financial position, including maintaining sufficient cash balances and access to credit facilities. The Company has in place a planning and budgeting process to help determine the funds required to support the Company’s normal operating requirements on an ongoing basis. Management continuously monitors and reviews both actual and forecasted cash flows, including acquisition activities.

As at December 31, 2023, the Company held $1,421.9 million in either cash, cash equivalents or highly-liquid investments (2022 – $1,196.5 million). All of the Company’s financial liabilities are due within one year. The Company’s near-term cash requirements include corporate administration costs, certain costs of sales, including the ore purchase commitments described in Note 24 (a), dividends and income taxes directly related to the recognition of royalty, stream and working interest revenues. In addition, the Company has various capital commitments as described in Note 24 (b).

(d)Capital Risk Management

The Company’s primary objective when managing capital is to provide a sustainable return to shareholders through managing and growing the Company’s resource asset portfolio while ensuring capital protection. The Company defines capital as its cash, cash equivalents, short-term investments and long-term investments which is managed by the Company’s management subject to approved policies and limits by the Board of Directors.

There were no changes in the Company’s approach to capital management during the year ended December 31, 2023 compared to the prior year. The Company is not subject to material externally imposed capital requirements or significant financial covenants or capital requirements with our lenders. The Company is in compliance with all its covenants under its credit facilities as at December 31, 2023.

As at December 31, 2023, the Company has cash and cash equivalents totaling $1,421.9 million (2022 – $1,196.5 million), a loan receivable of $24.8 million (2022 - nil) and investments totaling $254.5 million (2022 – $227.2 million) of which $241.8 million (2022 – $220.8 million) are held in publicly traded securities. The Company also has approximately $1.0 billion (2022 – $1.0 billion) available under its Corporate Revolver. All of these sources of capital are available to the Company to meet its near-term cash requirements and capital commitments.

2023 Financial Statements	43

Franco-Nevada Corporation

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023 and 2022

(expressed in millions of U.S. dollars, except per share amounts, unless otherwise noted)

Note 24 – Commitments

(a)Commodity purchase commitments

The following table summarizes the Company’s commitments pursuant to the associated precious metals agreements as at December 31, 2023:

	Attributable payable
	production to be purchased					Per ounce cash payment (1),(2)					Term of		Date of
Interest	Gold		Silver		PGM	Gold		Silver		PGM	agreement(3)		contract
Antamina	—%		22.5	% (4)	—%	n/a		5	% (5)	n/a	40 years		7-Oct-15
Antapaccay	—	% (6)	—	% (7)	—%	20	% (8)	20	% (9)	n/a	40 years		10-Feb-16
Candelaria	68	% (10)	68	% (10)	—%	$400		$4.00		n/a	40 years		6-Oct-14
Cobre Panama Fixed Payment Stream	—	% (11)	—	% (12)	—%	$418	(13)	$6.27	(14)	n/a	40 years		19-Jan-18
Cobre Panama Floating Payment Stream	—	% (15)	—	% (16)	—%	20	% (17)	20	% (18)	n/a	40 years		19-Jan-18
Condestable	—	% (19)	—	% (20)	—%	20	% (21)	20	% (22)	n/a	40 years		8-Mar-21
Guadalupe-Palmarejo	50%		—%		—%	$800		n/a		n/a	40 years		2-Oct-14
Karma	4.875%		—%		—%	20	% (23)	n/a		n/a	40 years		11-Aug-14
Sabodala	—	% (24)	—%		—%	20	% (25)	n/a		n/a	40 years		25-Sep-20
MWS	25%		—%		—%	$400		n/a		n/a	40 years	(26)	2-Mar-12
Sudbury(27)	50%		—%		50%	$400		n/a		$400	40 years		15-Jul-08
Tocantinzinho	12.5	% (28)	—%		—%	20	% (29)	n/a		n/a	40 years		18-Jul-22
Cooke 4	7.0%		—%		—%	$400		n/a		n/a	40 years		5-Nov-09

1	Subject to an annual inflationary adjustment except for Antamina, Antapaccay, Karma, Guadalupe-Palmarejo, and Sabodala.
2	Should the prevailing market price for gold be lower than this amount, the per ounce cash payment will be reduced to the prevailing market price.
3	Subject to successive extensions.
4	Subject to a fixed payability of 90%. Percentage decreases to 15% after 86 million ounces of silver has been delivered under the agreement.
5	Purchase price is 5% of the average silver price at the time of delivery.
6	Gold deliveries are referenced to copper in concentrate shipped with 300 ounces of gold delivered for each 1,000 tonnes of copper in concentrate shipped, until 630,000 ounces of gold has been delivered. Thereafter, percentage is 30% of gold shipped.
7	Silver deliveries are referenced to copper in concentrate shipped with 4,700 ounces of silver delivered for each 1,000 tonnes of copper in concentrate shipped, until 10.0 million ounces of silver has been delivered. Thereafter, percentage is 30% of silver shipped.
8	Purchase price is 20% of the spot price of gold until 750,000 ounces of gold have been delivered, thereafter the purchase price is 30% of the spot price of gold.
9	Purchase price is 20% of the spot price of silver until 12.8 million ounces of silver have been delivered, thereafter the purchase price is 30% of the spot price of silver.
10	Percentage decreases to 40% after 720,000 ounces of gold and 12.0 million ounces of silver have been delivered under the agreement.
11	Gold deliveries are indexed to copper in concentrate produced from the project. 120 ounces of gold per every 1 million pounds of copper produced until 808,000 ounces of gold delivered. Thereafter, 81 ounces of gold per 1 million pounds of copper produced until 1,716,188 ounces of gold delivered. Thereafter, 63.4% of the gold in concentrate.
12	Silver deliveries are indexed to copper in concentrate produced from the project. 1,376 ounces of silver per every 1 million pounds of copper produced until 9,842,000 ounces of silver delivered. Thereafter 1,776 ounces of silver per 1 million pounds of copper produced until 29,731,000 ounces of silver delivered. Thereafter, 62.1% of the silver in concentrate.
13	After 1,341,000 ounces of gold delivered, purchase price is the greater of 50% of spot and $418.27 per ounce, subject to annual inflationary adjustment. As the mill throughput for 30 consecutive days commensurate with annual capacity of 58 million tonnes per annum was not reached by January 1, 2019, Franco-Nevada received a reduction of the applicable fixed gold price of $100 per ounce until the end of Q2 2023.
14	After 21,510,000 ounces of silver delivered, purchase price is the greater of 50% of spot and $6.27 per ounce, subject to an annual inflationary adjustment.
15	Gold deliveries are indexed to copper in concentrate produced from the project. 30 ounces of gold per every 1 million pounds of copper produced until 202,000 ounces of gold delivered. Thereafter 20.25 ounces of gold per 1 million pounds of copper produced until 429,047 ounces of gold delivered. Thereafter, 15.85% of the gold in concentrate.
16	Silver deliveries are indexed to copper in concentrate produced from the project. 344 ounces of silver per every 1 million pounds of copper produced until 2,460,500 ounces of silver delivered. Thereafter, 444 ounces of silver per 1 million pounds of copper produced until 7,432,750 ounces of silver delivered. Thereafter 15.53% of the silver in concentrate.
17	After 604,000 ounces of gold delivered, purchase price is 50% of the spot price of gold. As the mill throughput for 30 consecutive days commensurate with annual capacity of 58 million tonnes per annum was not reached by January 1, 2019, Franco-Nevada received a reduction of the applicable floating gold price of $100 per ounce until the end of Q2 2023.
18	After 9,618,000 ounces of silver delivered, purchase price is 50% of the spot price of silver.
19	Gold deliveries are fixed at 8,760 ounces per annum from January 1, 2021 to December 31, 2025. Thereafter, 63% of the gold in concentrate until a cumulative total of 87,600 ounces of gold delivered. Thereafter, 25% of the gold in concentrate.
20	Silver deliveries are fixed at 291,000 ounces per annum from January 1, 2021 to December 31, 2025. Thereafter, 63% of the silver in concentrate until a cumulative total of 2,910,000 ounces of silver delivered. Thereafter, 25% of the silver in concentrate.
21	Purchase price is 20% of the spot price of gold at the time of delivery.
22	Purchase price is 20% of the spot price of silver at the time of delivery.
23	Purchase price is 20% of the average gold price at the time of delivery.
24	Based on amended agreement with an effective date of September 1, 2020, gold deliveries are fixed at 783.33 ounces per month until 105,750 ounces of gold is delivered. Thereafter, percentage is 6% of gold production (subject to reconciliation after fixed delivery period to determine if Franco-Nevada would have received more or less than 105,750 ounces of gold under the original 6% variable stream for such period, entitling the operator to a credit for an over-delivery applied against future stream deliveries or a one-time additional delivery to Franco-Nevada for an under-delivery).
25	Purchase price is 20% of prevailing market price at the time of delivery.
26	Agreement is capped at 312,500 ounces of gold.

2023 Financial Statements	44

Franco-Nevada Corporation

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023 and 2022

(expressed in millions of U.S. dollars, except per share amounts, unless otherwise noted)

27	The Company is committed to purchase 50% of the precious metals contained in ore from the properties. Payment is based on gold equivalent ounces. For McCreedy West, effective June 1, 2021, purchase price per gold equivalent ounce is determined based on the monthly average gold spot price: (i) when the gold spot price is less than $800 per ounce, the purchase price is the prevailing monthly average gold spot price; (ii) when the gold spot price is greater than $800 per ounce but less than $1,333 per ounce, the purchase price is $800 per ounce; (iii) when the gold spot price is greater than $1,333 per ounce but less than $2,000 per ounce, the purchase price is 60% of the prevailing monthly average gold spot price; and (iv) when the gold spot price is greater than $2,000, the purchase price is $1,200 per ounce.
28	Percentage decreased to 7.5% after 300,000 ounces of gold have been delivered under the agreement.
29	Purchase price is 20% of the spot price of gold at the time of delivery.

(b)Capital Commitments

As at December 31, 2023, the Company has the following capital commitments: (i) $75.0 million in connection with the Term Loan for the Tocantinzinho project as described in Note 4 (c), (ii) $69.8 million for its share of the acquisition of mineral rights acquired through the Royalty Acquisition Venture with Continental as described in Note 4 (n), and (iii) up to $5.5 million for the joint acquisition of newly created precious metals and copper royalties sourced by EMX as described in Note 4 (j).

The Company also has commitments for contingent payments in relation to various royalty agreements, as follows: (i) $12.5 million in relation to its Copper World royalty, (ii) $8.0 million in relation to its Rio Baker (Salares Norte) royalty, (iii) $3.4 million (C$4.5 million) in relation to its Eskay Creek royalty, and (iv) $1.3 million in relation to its Rebecca royalty.

Note 25 – Contingencies

(a)	Cobre Panama Arbitration Proceedings

Cobre Panama has been in P&SM with production halted since November 2023. First Quantum and its subsidiary, MPSA, and the GOP had been engaged in discussions regarding a revised concession contract for Cobre Panama. On November 27, 2023, the Supreme Court issued a ruling, released publicly the following day, declaring Law 406 unconstitutional.

Franco-Nevada is pursuing legal avenues to protect its investment in Cobre Panama and is of the view that it has rights under international law. On November 23, 2023, the Company notified MICI of its intent to initiate arbitration to enforce its rights under international law (the “Notice of Intent”) pursuant to the Canada-Panama Free Trade Agreement (the “FTA”). On February 23, 2024, the Company filed an updated Notice of Intent (the “Updated Notice of Intent”) reiterating its intent to commence arbitration under the FTA. The Updated Notice of Intent also specifies that the Company presently and preliminarily estimates its damages to be at least $5 billion, subject to further analysis and development.

The Company accounts for its Cobre Panama arbitration proceedings in accordance with IAS 37 Provisions, Contingent Liabilities and Contingent Assets.

(b)	Canada Revenue Agency Audit

The CRA is conducting an audit of Franco-Nevada for the 2012-2019 taxation years.

Settlement of Domestic and FAPI Reassessments

In prior years, certain wholly-owned Canadian subsidiaries of the Company received Notices of Reassessment for the 2014 through 2017 taxation years (the “Domestic Reassessments”) in which the CRA increased income by adjusting the timing of the deduction of the upfront payments which were made in connection with precious metal stream agreements. This resulted in the Company being subject to an incremental payment of Federal and provincial income taxes for these years of $15.1 million (C$19.9 million) (after applying available non-capital losses and other deductions) plus interest and penalties.

In addition, in a prior year, the Company received Notices of Reassessment for the 2012 and 2013 taxation years (the “FAPI Reassessments”) in relation to its Barbadian subsidiary. The FAPI Reassessments asserted that a majority of the income relating to precious metal streams earned by the Barbadian subsidiary, in those years, should have been included in the income of its Canadian parent company and subject to tax in Canada as Foreign Accrual Property Income (“FAPI”). The CRA noted that its position may not extend beyond the 2013 taxation year. The FAPI Reassessments resulted in additional Federal and provincial income taxes of $5.8 million (C$7.7 million) plus interest and penalties.

On April 28, 2023, the Company reached a settlement with the CRA in respect of the Domestic and FAPI Reassessments, which provide for these reassessments to be vacated entirely on a without-cost basis. Under the settlement, the CRA accepts the manner in which the Company deducts upfront payments made in connection with precious metal stream agreements for Canadian tax purposes. This would result in no FAPI in 2012 and 2013 as computed under Canadian tax law. While the settlement of the Domestic Reassessment only addresses the taxation years that were reassessed (2014-2017), the Company’s expectation is that the manner in which it deducts upfront payments made in connection with precious metal stream agreements for Canadian tax purposes will now be accepted by the CRA for the subsequent years.

The Company had posted security in cash for 50% of the reassessed amounts under the Domestic and FAPI Reassessments totaling $13.9 million (C$17.7 million). The CRA returned the full amount of the deposits to the Company.

2023 Financial Statements	45

Franco-Nevada Corporation

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023 and 2022

(expressed in millions of U.S. dollars, except per share amounts, unless otherwise noted)

Transfer Pricing Reassessments

The Company has received reassessments from the CRA made on the basis of the transfer pricing provisions in the Income
Tax Act (Canada) (the “Act”). The following table provides a summary of the CRA audit and reassessment matters further detailed below:

	CRA Position	Taxation Years Reassessed	Potential Exposure for Tax, Interest and Penalties (in millions)
Transfer Pricing (Mexico)

Transfer pricing provisions in the Act apply such that a majority of the income earned by the Company’s Mexican subsidiary should be included in the income of the Company and subject to tax in Canada.

2013, 2014, 2015, 2016

For 2013-2016:

Tax: $22.7 (C$29.9)

Transfer pricing penalties: $9.1 (C$12.0)

Interest and other penalties: $14.6 (C$19.1)

The amounts set forth above do not include any potential relief under the Canada-Mexico tax treaty.

The Company’s Mexican subsidiary ceased operations after 2016 and no reassessments for this issue are expected for subsequent years.

Transfer Pricing (Barbados)

Transfer pricing provisions in the Act apply such that a majority of the income relating to certain precious metal streams earned by the Company’s Barbadian subsidiary should be included in the income of the Company and subject to tax in Canada.

2014, 2015, 2016, 2017, 2018 2019 (proposed)

For 2014-2018, 2019 (proposed):

Tax: $83.8 (C$110.7)

Transfer pricing penalties: $13.3 (C$17.6) for 2014-2017; $18.4 (C$24.4) for 2018-2019 under review

Interest and other penalties: $29.5 (C$39.1)

If the CRA were to reassess the 2020-2023 taxation years on the same basis:

Tax: $242.8 (C$321.1)

Transfer pricing penalties: $91.8 (C$121.4)

Interest and other penalties: $33.4 (C$44.2)

(i)	Mexico (2013-2016)

In December 2018 and December 2019, the Company received Notices of Reassessment from the CRA for the 2013 taxation year (the “2013 Reassessment”) and for the 2014 and 2015 taxation years (the “2014 and 2015 Reassessments”, collectively with the 2013 Reassessment, the “2013-2015 Reassessments”) in relation to its Mexican subsidiary. The reassessments were made on the basis of the transfer pricing provisions in the Act and assert that a majority of the income earned by the Mexican subsidiary should have been included in the income of the Company and subject to tax in Canada. The 2013-2015 Reassessments result in additional Federal and provincial income taxes of $19.2 million (C$25.3 million) plus estimated interest (calculated to December 31, 2023) and other penalties of $13.2 million (C$17.3 million) but before any relief under the Canada-Mexico tax treaty. The Company has filed formal Notices of Objection with the CRA against the 2013-2015 Reassessments and has posted security in the form of a standby letter of credit for 50% of the reassessed amounts, as referenced in Note 12.

In December 2020, the CRA issued revised 2013-2015 Reassessments to include transfer pricing penalties of $7.8 million (C$10.3 million). The Company has filed formal Notices of Objection with the CRA against these revised reassessments and has posted security in the form of cash for 50% of the reassessed amounts of penalties, as referenced in Note 10. The Company has commenced an appeal in the Tax Court of Canada with respect to the 2013-2015 Reassessments.

In December 2021, the Company received a Notice of Reassessment for the 2016 taxation year (the “2016 Reassessment”) on the same basis as the 2013-2015 Reassessments, resulting in additional Federal and provincial income taxes of $3.5 million (C$4.6 million) plus estimated interest (calculated to December 31, 2023) and other penalties of $1.4 million (C$1.8 million) but before any relief under the Canada-Mexico tax treaty. The Company has filed a formal Notice of Objection with the CRA against the 2016 Reassessment and has posted security in the form of cash for 50% of the reassessed amounts, as referenced in Note 10. On October 26, 2023, the Company received a revised 2016 Reassessment to include transfer pricing penalties of $1.3 million (C$1.7 million). Subsequent to year-end, the Company filed a formal Notice of Objection against this revised reassessment and posted security in the form

2023 Financial Statements	46

Franco-Nevada Corporation

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023 and 2022

(expressed in millions of U.S. dollars, except per share amounts, unless otherwise noted)

of cash for 50% of the reassessed amounts of penalties. The Company’s Mexican subsidiary ceased operations after 2016 and no reassessments are expected for subsequent years.

For taxation years 2013 through 2016, the Company’s Mexican subsidiary paid a total of $34.1 million (490.3 million Pesos) in cash taxes, at a 30% tax rate, to the Mexican tax authorities on income earned in Mexico. If required, the Company intends to seek relief from double taxation under the Canada-Mexico tax treaty.

(ii)	Barbados (2014-2019)

The 2014 and 2015 Reassessments also reassess the Company in relation to its Barbadian subsidiary. The reassessments were made on the basis of the transfer pricing provisions in the Act and assert that a majority of the income relating to certain precious metal streams earned by the Barbadian subsidiary should have been included in the income of the Company and subject to tax in Canada, resulting in additional Federal and provincial income taxes of $5.1 million (C$6.7 million) plus estimated interest (calculated to December 31, 2023) and other penalties of $3.3 million (C$4.4 million). As noted previously, the Company has filed formal Notices of Objection with the CRA against the 2014 and 2015 Reassessments and has posted security in the form of a standby letter of credit for 50% of the reassessed amounts, as referenced in Note 12.

As noted above, in December 2020, the CRA issued revised 2014 and 2015 Reassessments to include transfer pricing penalties of $1.9 million (C$2.5 million). The Company has filed formal Notices of Objection with the CRA against these revised reassessments and has posted security in the form of cash for 50% of the reassessed amounts of penalties, as referenced in Note 10. The Company has commenced an appeal in the Tax Court of Canada with respect to the 2014-2015 Reassessments.

In December 2021, the Company received the 2016 Reassessment as well as a Notice of Reassessment for the 2017 taxation year (the “2017 Reassessment”, and collectively with the 2016 Reassessment, the “2016 and 2017 Reassessments”) that reassess the Company in relation to its Barbadian subsidiary on the same basis as the 2014 and 2015 Reassessments, resulting in additional Federal and provincial income taxes of $30.1 million (C$39.8 million) plus estimated interest (calculated to December 31, 2023) and other penalties of $11.2 million (C$14.8 million). The Company has filed formal Notices of Objection with the CRA against the 2016 and 2017 Reassessments and has posted security in the form of cash for 50% of the reassessed amounts, as referenced in Note 10. On October 26, 2023, the Company received revised 2016 and 2017 Reassessments to include transfer pricing penalties of $11.4 million (C$15.1 million). Subsequent to year-end, the Company filed formal Notices of Objection against these revised reassessments and posted security in the form of cash for 50% of the reassessed amounts of penalties.

On November 10, 2023, the Company received a letter from the CRA (the “Proposal Letter”) proposing to reassess the 2018 and 2019 taxation years on the same basis as the 2016 and 2017 Reassessments, resulting in additional Federal and provincial income taxes of $17.2 million (C$22.7 million) for 2018 and $31.4 million (C$41.5 million) for 2019 plus estimated interest (calculated to December 31, 2023) and other penalties of $6.5 million (C$8.6 million) for 2018 and $8.5 million (C$11.3 million) for 2019. The Proposal Letter did not include transfer pricing penalties which are currently under review. If the CRA were to apply transfer pricing penalties, the Company estimates that the amounts would be approximately $6.6 million (C$8.8 million) for 2018 and $11.8 million (C$15.6 million) for 2019. On December 6, 2023, the Company received a Notice of Reassessment for the 2018 taxation year (the “2018 Reassessment”, and collectively with the 2013-2015 Reassessments and the 2016 and 2017 Reassessments, the “Transfer Pricing Reassessments”) as proposed. The Company does not agree with the 2018 Reassessment and subsequent to year-end, filed a formal Notice of Objection with the CRA and posted security in the form of cash for 50% of the reassessed amounts. The Company does not agree with the Proposal Letter and intends to file a formal Notice of Objection when the CRA issues a Notice of Reassessment for the 2019 taxation year.

If the CRA were to reassess the Company for taxation years 2020 through 2023 on the same basis and continue to apply transfer pricing penalties, the Company estimates that it would be subject to additional Canadian tax for these years of approximately $242.8 million (C$321.1 million), transfer pricing penalties of approximately $91.8 million (C$121.4 million) plus interest (calculated to December 31, 2023) and other penalties of approximately $33.4 million (C$44.2 million).

2023 Financial Statements	47

Franco-Nevada Corporation

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023 and 2022

(expressed in millions of U.S. dollars, except per share amounts, unless otherwise noted)

Management believes that the Company and its subsidiaries have filed all tax returns and paid all applicable taxes in compliance with Canadian and applicable foreign tax laws and, as a result, no liabilities have been recorded in the financial statements of the Company for the Transfer Pricing Reassessments and the Proposal Letter, or for any potential tax exposure that may arise in respect of these matters. The Company does not believe that the Transfer Pricing Reassessments and the Proposal Letter are supported by Canadian tax law and jurisprudence and intends to vigorously defend its tax filing positions.

The CRA audit is ongoing and there can be no assurance that the CRA will not further challenge the manner in which the Company or any of its subsidiaries has filed its tax returns and reported its income. In the event that the CRA successfully challenges the manner in which the Company or a subsidiary has filed its tax returns and reported its income, this could potentially result in additional income taxes, penalties and interest, which could have a material adverse effect on the Company.

Note 26 – Subsequent Events

Acquisitions and Other Transactions

Subsequent to year-end, the Company completed the following transactions:

●	On January 29, 2024, the Company funded approximately $42.0 million of the $75.0 million G Mining Ventures Term Loan, as referenced in Note 4 (c);
●	On January 19, 2024, EMX exercised an option to acquire a portion of Franco-Nevada’s effective NSR on the Caserones mine for a sale price of $4.7 million, as referenced in Note 4 (h);
●	On January 3, 2024, the Company acquired an incremental sliding-scale gold royalty and fixed-rate copper royalty on the Pascua-Lama project for $6.7 million, as referenced in Note 4 (f);
●	On January 2, 2024, the Company closed the acquisition of a royalty portfolio in the Haynesville gas play in Louisiana and Texas for a purchase price of $125.0 million, as referenced in Note 4 (b).

Please refer to the respective notes for further details.

CRA Audit

Subsequent to year-end, the Company filed formal Notices of Objection in connection with certain Transfer Pricing Reassessments and posted security in the form of cash totaling $18.5 million (C$24.5 million), as referenced in Note 10 and Note 25 (b).

2023 Financial Statements	48

Franco-Nevada
Franco-Nevada

Franco Nevada

WORLD GOLD COUNCIL MEMBER

FRANCO-NEVADA.COM

TSX/NYSE: FNV